# First Clover Leaf Financial Corp.™

We're Better Together.




First Clover Leaf



# ANNUAL REPORT 2008

## TABLE OF CONTENTS

First Clover Leaf Financial Corp.™

We're Better Together.

firstcloverleafbank.com

April 2009



To Our Valued Shareholders:

On behalf of our Board of Directors, Officers, and Staff, we are pleased to present the 2008 Annual Report of First Clover Leaf Financial Corp.

2008 represented a continuation and deepening of the economic crisis that first surfaced in 2007. The news and headlines continue to be full of gloom as they relate to our national and world economy. Terms like TARP, Toxic Assets, and Bailout have become a part of everyday business discussions.

I am pleased to report that we do not own any sub-prime mortgages, or their related securities, or any other so-called "Toxic Assets." As a result we opted not to apply for any government funds. We continue to be a well-capitalized bank and we feel our loan portfolio quality remains solid.

In spite of the national and global financial issues, 2008 was another year of significant accomplishments for our Company.

During 2008 we continued to believe our common stock represented a most attractive investment. Consequently, we continued to be a very active buyer of our stock. During the year we purchased an additional 857,000 shares of FCLF and as of this writing, we continue to be active in the market buying our stock.

In June we opened our Wood River (IL) branch office. This was our first venture outside the Edwardsville-Glen Carbon area. We are very pleased with the performance being generated at this location during the first partial-year of its operation. Our Wood River branch office staff has followed our community bank model in fully integrating into the local market place.

In October we closed on our acquisition of Partners Financial Holdings Inc, a one bank company, located in Glen Carbon (IL). The integration of this acquisition was completed by year-end and we are quite pleased with those results.

During 2008 we continued to enjoy strong growth across our Balance Sheet and Income Statement. Year on year our Total Assets grew by $240 million, or 58%, partially due to our acquisition of Partners Bank. Likewise, our deposits grew by $156 Million, or 54% over year-end 2007.

During 2008, our after-tax net income increased by about $300,000 over 2007. This represented a 12% increase, year over year and a 47% increase over the after-tax net income of 2006. Our earnings per share (EPS) was $0.33 in 2008, $0.27 in 2007, and $0.23 in 2006.

6814 Goshen Road
Edwardsville, Illinois 62025
618-656-6122

300 St. Louis Street
Edwardsville, Illinois 62025
618-656-6200

2143 S. State Route 157
Edwardsville, Illinois 62025
618-656-9900

1046 E. Madison St
Wood River, IL 62095
618-254-8445

In spite of our significant growth in 2008, we continue to be "well capitalized" as defined by the regulatory definitions. As a result, we will continue to look for opportunities that will allow us to build on our already strong franchise. We recognize the need to prudently leverage our strong capital position, as a significant priority that is in our shareholders best interest.

The 2009 Annual Meeting of the Shareholders of First Clover Leaf Financial Corp will be held at Sunset Hills Country Club, 7525 South State Route 157, Edwardsville, IL, on Wednesday, May 27 at 4:00 pm (CST).

We look forward to seeing you there. Thank you for your continued support.

Sincerely yours,

Dennis M. Terry
President and Chief Executive Officer

## PORTIONS OF 2008 ANNUAL REPORT TO STOCKHOLDERS

## SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF FIRST CLOVER LEAF FINANCIAL CORP.

The following information is derived from the audited consolidated financial statements of First Clover Leaf Financial Corp. For additional information, reference is made to "Management's Discussion and Analysis of First Clover Leaf Financial Corp.'s Financial Condition and Results of Operations" and the consolidated financial statements of First Clover Leaf Financial Corp. and related notes included elsewhere in this Annual Report.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | | | (In thousands) | | |
| **Selected Financial Condition Data:** | | | | | |
| Total assets | $ 653,325 | $ 413,252 | $ 410,292 | $ 140,158 | $ 138,194 |
| Loans, net (1) | 430,919 | 284,919 | 245,025 | 115,645 | 112,161 |
| Cash and cash equivalents | 67,135 | 37,085 | 92,665 | 3,428 | 1,637 |
| Securities available for sale | 103,568 | 54,150 | 45,832 | 12,944 | 14,334 |
| Securities held to maturity | — | — | — | 353 | 472 |
| Federal Home Loan Bank Stock | 6,306 | 5,604 | 5,604 | 6,214 | 7,771 |
| Deposits | 447,303 | 291,195 | 270,830 | 102,112 | 98,254 |
| Securities sold under agreements to repurchase | 55,103 | 15,893 | 29,438 | — | — |
| Subordinated debentures | 3,886 | 3,842 | 3,798 | — | — |
| Federal Home Loan Bank Advances | 49,968 | 10,432 | 10,326 | — | 2,900 |
| Stockholders' equity – substantially restricted (2) | 93,657 | 88,681 | 93,329 | 37,708 | 36,596 |

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 (4) | 2007 | 2006 (5) | 2005 | 2004 |
| | | (In thousands, except per share data) | | | |
| **Selected Operating Data:** | | | | | |
| Total interest income | $ 24,686 | $ 22,401 | $ 13,869 | $ 7,748 | $ 7,267 |
| Total interest expense | 12,445 | 12,084 | 6,545 | 2,987 | 2,528 |
| Net interest income | 12,241 | 10,317 | 7,324 | 4,761 | 4,739 |
| Provision for loan losses | 777 | 347 | 367 | — | — |
| Net interest income after provision for loan losses | 11,464 | 9,970 | 6,957 | 4,761 | 4,739 |
| Other income | 809 | 626 | 298 | 14 | 9 |
| Other expense | 8,086 | 6,771 | 4,392 | 1,764 | 1,580 |
| Income before income taxes | 4,188 | 3,825 | 2,863 | 3,011 | 3,168 |
| Income taxes | 1,486 | 1,419 | 1,026 | 1,148 | 1,223 |
| Net income | $ 2,702 | $ 2,406 | $ 1,837 | $ 1,863 | $ 1,945 |
| Basic earnings per share (3) | $ 0.33 | $ 0.27 | $ 0.23 | $ 0.25 | $ 0.26 |
| Diluted earnings per share (3) | $ 0.33 | $ 0.27 | $ 0.23 | $ 0.25 | $ 0.26 |

(1) Net of the allowance for loan losses. Includes loans held for sale.
(2) Stockholders' equity is substantially restricted due to capital requirements imposed under Federal capital regulations.
(3) Per share information for periods prior to 2006 has been adjusted to reflect the 1.936-to-one exchange ratio in connection with our second-step conversion that was completed in July 2006. Basic and diluted earnings per share for 2004 are based on weighted-average shares outstanding from June 29, 2004 the date of the completion of our initial minority stock offering through December 31, 2004.
(4) Includes results of operations from Partners Financial Holdings, Inc. and its subsidiary, Partners Bank, after October 10, 2008.
(5) Includes results of operations from Clover Leaf Financial Corp. after July 10, 2006.

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Selected Financial Ratios and Other Data:** | | | | | |
| **Performance Ratios:** | | | | | |
| Return on assets (ratio of net income to average total assets) | 0.56% | 0.63% | 0.77% | 1.34% | 1.50% |
| Return on equity (ratio of net income to average stockholders' equity) | 3.08 | 2.62 | 3.32 | 5.01 | 6.89 |
| Average interest rate spread (1) | 2.16 | 1.88 | 2.36 | 2.68 | 3.17 |
| Dividend payout ratio (2) | 72.73 | 88.89 | 104.35 | 76.00 | 13.73 |
| Dividends per share (3) | 0.24 | 0.24 | 0.24 | 0.19 | 0.04 |
| Net interest margin (4) | 2.72 | 2.90 | 3.25 | 3.48 | 3.71 |
| Efficiency ratio (5) | 61.96 | 61.88 | 57.63 | 36.94 | 33.28 |
| Non-interest expense to average total assets | 1.67 | 1.77 | 1.80 | 1.27 | 1.22 |
| Average interest-earning assets to average interest-bearing liabilities | 120.43 | 130.12 | 130.90 | 136.00 | 126.77 |
| **Asset Quality Ratios:** | | | | | |
| Non-performing assets and impaired loans to total assets | 1.25% | 1.04% | 0.96% | 0.01% | —% |
| Non-performing and impaired loans to total loans | 1.75 | 1.50 | 1.60 | 0.01 | — |
| Net charge-offs (recoveries) to average loans outstanding | 0.07 | 0.06 | — | — | — |
| Allowance for loan losses to non-performing and impaired loans | 51.71 | 44.29 | 43.61 | 2,853.33 | 14,266.67 |
| Allowance for loan losses to total loans | 0.90 | 0.67 | 0.70 | 0.37 | 0.38 |
| **Capital Ratios:** | | | | | |
| Stockholders' equity to total assets at end of year | 14.34% | 21.46% | 22.75% | 26.90% | 26.48% |
| Average stockholders' equity to average assets | 18.14 | 24.03 | 23.06 | 26.82 | 21.77 |
| Tangible capital | 8.45 | 16.97 | 16.16 | 22.13 | 21.24 |
| Tier 1 (core) capital | 8.45 | 16.97 | 16.16 | 22.13 | 21.24 |
| Tier 1 risk-based capital ratio (6) | 12.59 | 23.32 | 25.33 | 41.75 | 40.39 |
| Total risk-based capital ratio (7) | 13.17 | 23.65 | 26.02 | 42.36 | 41.01 |
| **Other Data:** | | | | | |
| Number of full service offices | 4 | 3 | 4 | 1 | 1 |

(1) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the year.
(2) Dividends declared per share divided by diluted earnings per share.
(3) Per share information for periods prior to 2006 has been adjusted to reflect the 1.936-to-one exchange ratio in connection with our second step conversion that was completed in July 2006.
(4) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(5) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(6) For the years ended December 31, 2008, 2007, and 2006, Tier 1 risk-based capital ratio represents Tier 1 capital of First Clover Leaf Bank, divided by its risk-weighted assets as defined in federal regulations on required capital. For the years ended 2005 and 2004, Tier 1 risk-based capital ratio represents Tier 1 capital of First Federal Savings and Loan Association of Edwardsville, divided by its risk-weighted assets as defined in federal regulations on required capital.
(7) Total risk-based capital ratio represents total capital divided by risk-weighted assets.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FIRST CLOVER LEAF FINANCIAL CORP.'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects First Clover Leaf Financial Corp.'s consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from our audited consolidated financial statements, which appear elsewhere in this Annual Report. You should read the information in this section in conjunction with the business and financial information regarding First Clover Leaf Financial Corp. (First Clover Leaf) provided elsewhere in this annual report.

### Forward Looking Statements

This document contains certain "forward-looking statements," which may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, competition, changes in accounting principles, policies, or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

### Overview

First Clover Leaf's results of operations depend primarily on net interest income. Net interest income is the difference between the interest earned on interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest paid on interest-bearing liabilities, consisting of demand and NOW accounts, money market, savings and term certificate accounts and borrowings. Our results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of service charges and fee income on deposit accounts and customer debit and credit card holders as well as loan servicing income and gains on sale of loans that we sold but on which we retained the servicing rights. Non-interest expense currently consists primarily of compensation and employee benefits, occupancy, data processing, directors' fees and professional fees. The results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Total assets increased to $653.3 million at December 31, 2008 from $413.3 million at December 31, 2007. The increase was primarily due to our October 2008 acquisition of Partners Bank, which had assets of $170.0 million at the time of the acquisition. Cash and cash equivalents increased to $67.1 million at December 31, 2008 compared to $37.1 million at December 31, 2007. The $30.0 million increase was due to an increase in our deposit balances. Securities available for sale increased to $103.6 million at December 31, 2008 compared to $54.2 million at December 31, 2007 primarily due to acquired securities totaling $50.2 million. Loans, net amounted to $430.7 million at December 31, 2008, compared to $284.9 million at December 31, 2007. The increase was due primarily to loans acquired from Partners Bank of $101.6 million and new loan originations in excess of loan collections of $45.6 million.

Total liabilities increased to $559.7 million at December 31, 2008 from $324.6 million at December 31, 2007. Deposits increased to $447.3 million at December 31, 2008 from $291.2 million at December 31, 2007. This net increase of $156.1 million includes an increase of $57.8 million by one significant customer. Due to the nature of this customer's business, large fluctuations in its deposit accounts are a normal occurrence. An increase of $108.7 million relates to the deposits acquired from Partners Bank. Federal Home Loan Bank advances increased to $50.0 million at

December 31, 2008 compared to $10.4 million at December 31, 2007. Of the increase, $13.5 million was related to advances acquired in the Partners Bank acquisition. In addition, $20.0 million was related to a new borrowing to finance the cash consideration to be paid in conjunction with the Partners Bank acquisition. Securities sold under agreements to repurchase increased to $55.1 million at December 31, 2008 from $15.9 million at December 31, 2007. The increase was primarily due to an increase of $32.7 million by one significant customer. Due to the nature of this customer's business, large fluctuations in its accounts are a normal occurrence. An increase of $13.1 million relates to balances acquired in the Partners acquisition.

Stockholders' equity increased to $93.7 million at December 31, 2008 from $88.7 million at December 31, 2007 primarily due to the issuance of 1,068,092 shares of common stock valued at $10.3 million and net income of $2.7 million offset by the repurchase of $7.1 million of First Clover Leaf Financial Corp.'s common stock and the payment of cash dividends in the amount of $2.0 million.

Net interest income increased to $12.2 million for 2008 from $10.3 million for 2007. The increase was due primarily to the increase in the average balance of loans and investments from the October 2008 acquisition of Partners Bank, and the continued growth during 2008 of the commercial, and construction and land loan portfolios.

**Critical Accounting Policy**

First Clover Leaf considers the allowance for loan losses and goodwill to be its critical accounting estimates, due to the higher degree of judgment and complexity than its other significant accounting estimates.

***Allowance for loan losses.*** The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Actual loan losses may be significantly more than the allowances established which could have a material negative effect on First Clover Leaf's financial results. While First Clover Leaf has established its existing allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing our loan portfolio, will not request an increase in the allowance for loan losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there cannot be any assurance that increases to the allowance will not be necessary if loan quality deteriorates.

***Goodwill and Other Intangible Assets.*** Over the past several years, First Clover Leaf has grown through acquisitions accounted for under the purchase method of accounting. Under the purchase method, First Clover Leaf is required to allocate the cost of an acquired company to the assets acquired, including identified intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition. The excess cost over the net assets acquired represents goodwill, which is not subject to periodic amortization.

Customer relationship intangibles are required to be amortized over their estimated useful lives. The method of amortization reflects the pattern in which the economic benefits of the intangible assets are estimated to be consumed or otherwise used up. Since First Clover Leaf's acquired customer relationships are subject to routine customer attrition, the relationships are more likely to produce greater benefits in the near-term than in the long-term, which typically supports the use of an accelerated method of amortization for the related intangible assets. Management is required to evaluate the useful life of customer relationship intangibles to determine if events or circumstances warrant a change in the estimated life. Should management determine the estimated life of any intangible asset is shorter than originally estimated, First Clover Leaf would adjust the amortization of that asset, which could increase future amortization expense.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill recorded by First Clover Leaf in connection with its acquisitions relates to the inherent value in the businesses acquired and this value is dependent upon First Clover Leaf's ability to provide quality, cost effective services in a competitive market place. As such, goodwill value is supported ultimately by our stock price and by revenue that is driven by the volume of business transacted. A decline in our stock price or our earnings over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods.

First Clover Leaf utilizes a two step valuation approach to test for goodwill impairment. We estimate the fair value of our single reporting unit as of the measurement date utilizing two valuation methodologies including the comparable transactions approach, and the control premium approach. We then compare the estimated fair value of the reporting unit to the current carrying value of the reporting unit to determine if goodwill impairment had occurred as of the measurement date. At December 31, 2008, we concluded no impairment existed since the fair value of the single reporting unit exceeded its carrying value. Future events, such as adverse changes to First Clover Leaf's business, could cause management to conclude that impairment indicators exist and require management to re-evaluate goodwill. Should such re-evaluation determine goodwill is impaired, any resulting impairment loss recognized could have a material, adverse impact on First Clover Leaf's financial condition and results of operations.

**Comparison of Financial Condition at December 31, 2008 and December 31, 2007**

***Total Assets.*** Total assets increased to $653.3 million at December 31, 2008 from $413.3 million at December 31, 2007. The increase was primarily due to our October 2008 acquisition of Partners Bank, which had assets of $170.0 million on the date of the consummation of the acquisition. Cash and cash equivalents increased to $67.1 million at December 31, 2008 from $37.1 million at December 31, 2007. This increase was primarily due to an increase in our deposit accounts.

Securities available for sale increased to $103.6 million at December 31, 2008 from $54.2 million at December 31, 2007. The increase was primarily due to acquired securities totaling $50.2 million. In addition, purchases of $254.1 million were offset by calls, maturities and paydowns of $257.1 million.

Interest-earning time deposits decreased to $5.2 million at December 31, 2008 from $10.0 million at December 31, 2007. This decrease was due to the maturity of a $5.0 million time deposit during 2008 that was not reinvested.

Loans, net, amounted to $430.9 million at December 31, 2008, compared to $284.9 million at December 31, 2007. The increase was due primarily to loans acquired from Partners Bank of $101.6 million and new loan originations in excess of loan collections of $45.6 million. Despite the current economic downturn, demand for quality loans still exists in the market we serve.

Property and equipment increased to $12.5 million at December 31, 2008 from $7.4 million at December 31, 2007. This was primarily due to the construction of a new branch facility in Wood River, Illinois, the expansion project of our main facility completed in February 2009, and property and equipment acquired from Partners of $1.6 million.

Accrued interest receivable increased to $2.5 million at December 31, 2008 from $1.8 million at December 31, 2007, due principally to the acquisition of accrued interest receivable of $802,000, and to a lesser extent, purchases of securities, new loan originations and timing of interest on loans. Additional goodwill of $11.3 million was recorded in connection with the acquisition of Partners Bank increasing total goodwill to $20.7 million from $9.4 million. Core deposit intangible increased to $1.9 million at December 31, 2008 from $1.5 million at December 31, 2007. This increase was primarily due to $867,000 recorded in connection with the acquisition offset by normal scheduled amortization.

***Total Liabilities.*** Deposits increased to $447.3 million at December 31, 2008 from $291.2 million at December 31, 2007. This net increase of $156.1 million was primarily due to acquired deposits of $108.7 million and an increase of $57.8 million by one significant customer. This type of fluctuation is a normal occurrence for this customer. Securities sold under agreements to repurchase were $55.1 million at December 31, 2008 compared to $15.9 million at December 31, 2007. The $39.2 million increase in these borrowings was due primarily to an increase of $32.7 million by one significant client, whose balances in this account are subject to large fluctuations due to the nature of this client's business. An increase of $13.1 million was related to securities sold under agreements to repurchase acquired in the Partners acquisition. These increases were offset slightly by a net decline in the remaining customer base. Federal Home Loan Bank advances at December 31, 2008 were $50.0 million compared to $10.4 million at December 31, 2007. The increase was primarily due to additional advances of $30.0 million and acquired advances of $13.5 million less repayments of $4.0 million.

***Stockholders' Equity.*** Stockholders' equity increased to $93.7 million at December 31, 2008 from $88.7 million at December 31, 2007 primarily due to the issuance of 1,068,092 shares of common stock valued at $10.3 million, based on the value of stock on announcement date, and net income of $2.7 million offset by the repurchase of $7.1 million of First Clover Leaf Financial Corp.'s common stock and the payment of cash dividends in the amount of $2.0 million.

**Comparison of Operating Results for the Years Ended December 31, 2008, 2007 and 2006**

***General.*** Net income was $2.7 million, $2.4 million, and $1.8 million for each of the years ended December 31, 2008, 2007 and 2006, respectively. The increase in net income for the years ended December 31, 2008 and 2007 resulted from higher net interest income and non-interest income, which more than offset higher non-interest expense and higher income taxes.

The year ended December 31, 2008 includes income and expense related to Partners Bank for the period October 11, 2008 through December 31, 2008. Note 2 to the Consolidated Financial Statements includes pro forma information giving effect to the purchase accounting adjustments, assumed impact of additional borrowings, and summarizing the results of operations for the years ended 2008 and 2007 as though the acquisition had been completed as of January 1, 2007. These pro forma schedules do not include the potential cost savings and efficiencies that may result from the acquisition.

The year ended December 31, 2007 represents the first full year of operations following the acquisition of Clover Leaf Bank on July 10, 2006. Therefore, 2006 results reflect only six months of income and expense related to Clover Leaf Bank.

During 2008, yields on all interest-earning assets declined due to the 400 basis points of interest rate cuts instituted by the Federal Reserve. These rate cuts resulted in declining yields in our loan portfolio, as a significant number of our loans are adjustable-rate loans that reprice immediately. The rate cuts also impacted our interest-earning balances from depository institutions as those assets also have adjustable-rates versus fixed rates. The declining rate environment has resulted in a significant number of the bonds in our security portfolio being called and being replaced with lower yielding bonds. See additional discussion in the "Interest and fee income" section. We continue to attempt to absorb the effects of the interest rate cuts through lowering the rates we pay on deposits. However, our ability to lower rates paid on deposits is limited due to the already low deposit rates and the competitive environment in which we operate. In addition, a significant number of our interest bearing deposits are time deposits, which are fixed rate contracts until maturity that do not allow for immediate repricing as rates fluctuate. Overall, further downward pressure on interest rates is unlikely to benefit our net interest margin or net income.

***Net interest income.***

*2008 Compared to 2007*

Net interest income increased to $12.2 million for the year ended December 31, 2008 from $10.3 million for the year ended December 31, 2007. Net average interest-earning assets were $76.3 million for 2008, compared to $82.5 million for 2007. The ratio of average interest-earning assets to average interest-bearing liabilities dropped to 120.43% for 2008 from 130.12% for 2007. The interest rate spread increased to 2.16% for 2008 from 1.88% for 2007. The average rate earned on interest-earning assets decreased by 80 basis points during 2008, while the average rate paid on interest-bearing liabilities decreased by 108 basis points. The increase in the interest rate spread was attributable to the cost of funds declining faster than the yield on interest-earning assets.

*2007 Compared to 2006*

Net interest income increased to $10.3 million for the year ended December 31, 2007 from $7.3 million for the year ended December 31, 2006. Net average interest-earning assets were $82.5 million for 2007, compared to $53.1 million for 2006. The ratio of average interest-earning assets to average interest-bearing liabilities dropped to 130.12% for 2007 from 130.90% for 2006. The interest rate spread decreased to 1.88% for 2007 from 2.36% for 2006. The average rate earned on interest-earning assets increased by 13 basis points during 2007, while the average rate paid on interest-bearing liabilities increased by 60 basis points. The decline in the interest rate spread was attributable to the cost of funds rising faster than the yield on interest-earning assets.

The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred loan fees, discounts and premiums that are amortized or accreted to interest income or expense.

| | Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | | 2006 | | |
| | Average Outstanding Balance | Interest (4) | Yield/Rate | Average Outstanding Balance | Interest (4) | Yield/Rate | Average Outstanding Balance | Interest (4) | Yield/Rate |
| | (Dollars in thousands) | | | | | | | | |
| **Interest-earning assets:** | | | | | | | | | |
| Loans, gross | $ 340,062 | $ 20,824 | 6.12% | $ 261,417 | $ 17,668 | 6.76% | $ 172,932 | $ 11,306 | 6.54% |
| Securities | 68,265 | 3,086 | 4.52 | 53,289 | 2,800 | 5.25 | 23,963 | 1,172 | 4.89 |
| Federal Home Loan Bank stock | 5,761 | --- | 0.00 | 5,604 | 129 | 2.30 | 6,152 | 230 | 3.74 |
| Interest-earning balances from depository institutions | 35,845 | 776 | 2.16 | 35,911 | 1,804 | 5.02 | 21,980 | 1,161 | 5.28 |
| Total interest-earning assets | 449,933 | 24,686 | 5.49 | 356,221 | 22,401 | 6.29 | 225,027 | 13,869 | 6.16 |
| Non-interest-earning assets | 32,978 | | | 26,133 | | | 14,979 | | |
| Total assets | $ 482,911 | | | $ 382,354 | | | $ 240,006 | | |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Interest-bearing transaction... | $ 107,054 | 2,710 | 2.53 | $ 57,651 | 2,129 | 3.69 | $ 20,012 | 636 | 3.18 |
| Savings deposits | 18,203 | 301 | 1.65 | 20,704 | 538 | 2.60 | 31,971 | 672 | 2.10 |
| Time deposits | 181,851 | 7,803 | 4.29 | 161,104 | 7,807 | 4.85 | 108,652 | 4,640 | 4.27 |
| Securities sold under agreement to repurchase | 38,627 | 374 | 0.97 | 20,105 | 735 | 3.66 | 3,895 | 164 | 4.21 |
| Federal Home Loan Bank advances | 24,016 | 958 | 3.99 | 10,387 | 577 | 5.56 | 5,377 | 284 | 5.28 |
| Subordinated debentures | 3,862 | 299 | 7.74 | 3,818 | 298 | 7.81 | 1,999 | 149 | 7.45 |
| Total interest-bearing liabilities | 373,613 | 12,445 | 3.33 | 273,769 | 12,084 | 4.41 | 171,906 | 6,545 | 3.81 |
| Non-interest-bearing liabilities | 21,686 | | | 16,722 | | | 12,764 | | |
| Total liabilities | 395,299 | | | 290,491 | | | 184,670 | | |
| Stockholders' equity | 87,612 | | | 91,863 | | | 55,335 | | |
| Total liabilities and stockholders' equity | $ 482,911 | | | $ 382,354 | | | $ 240,006 | | |
| Net interest income | | $ 12,241 | | | $ 10,317 | | | $ 7,324 | |
| Net interest rate spread (1) | | | 2.16% | | | 1.88% | | | 2.36% |
| Net interest-earning assets (2) | $ 76,320 | | | $ 82,452 | | | $ 53,121 | | |
| Net interest margin (3) | | | 2.72% | | | 2.90% | | | 3.25% |
| Ratio of interest-earning assets to interest-bearing liabilities | | | 120.43% | | | 130.12% | | | 130.90% |

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represent net interest income divided by average total interest-earning assets.
(4) Interest on loans includes $190,804, $150,383 and $128,020 of loan fees collected in 2008, 2007 and 2006, respectively.

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

| | Year Ended December 31, 2008 vs. 2007 | | |
|---|---|---|---|
| | Increase (Decrease) Due to | | Total Increase (Decrease) |
| | Volume | Rate | |
| | (In thousands) | | |
| **Interest-earning assets:** | | | |
| Loans | $ 5,324 | $ (2,168) | $ 3,156 |
| Securities | 785 | (499) | 286 |
| Federal Home Loan Bank stock | 4 | (133) | (129) |
| Interest-earning balances from depository institutions | (3) | (1,025) | (1,028) |
| Total interest-earning assets | 6,110 | (3,825) | 2,285 |
| **Interest-bearing liabilities:** | | | |
| Interest-bearing transactions | 1,823 | (1,242) | 581 |
| Savings deposits | (64) | (173) | (237) |
| Time deposits | 1,010 | (1,014) | (4) |
| Securities sold under agreement to repurchase | 678 | (1,039) | (361) |
| Federal Home Loan Bank advances | 758 | (377) | 381 |
| Subordinated debentures | 4 | (3) | 1 |
| Total interest-bearing liabilities | 4,209 | (3,848) | 361 |
| Change in net interest income | $ 1,901 | $ 23 | $ 1,924 |

| | Year Ended December 31, 2007 vs. 2006 | | |
|---|---|---|---|
| | Increase (Decrease) Due to | | Total Increase (Decrease) |
| | Volume | Rate | |
| | (In thousands) | | |
| **Interest-earning assets:** | | | |
| Loans | $ 5,787 | $ 575 | $ 6,362 |
| Securities | 1,435 | 193 | 1,628 |
| Federal Home Loan Bank stock | (20) | (81) | (101) |
| Interest-earning balance from depository institutions | 736 | (93) | 643 |
| Total interest-earning assets | 7,938 | 594 | 8,532 |
| **Interest-bearing liabilities:** | | | |
| Interest-bearing transactions | 1,198 | 295 | 1,493 |
| Savings deposits | (238) | 104 | (134) |
| Time deposits | 2,236 | 931 | 3,167 |
| Securities sold under agreement to repurchase | 682 | (111) | 571 |
| Federal Home Loan Bank advances | 264 | 29 | 293 |
| Subordinated debentures | 135 | 14 | 149 |
| Total interest-bearing liabilities | 4,277 | 1,262 | 5,539 |
| Change in net interest income | $ 3,661 | $ (668) | $ 2,993 |

***Interest and fee income.***

*2008 Compared to 2007*

Interest and fee income on loans increased to $20.8 million for 2008 from $17.7 million for 2007. This increase was primarily a result of a higher average balance of loans due primarily from our acquisition of Partners Bank and the overall growth of our loan portfolio during 2008. The average balance of loans was $340.1 million and $261.4 million during 2008 and 2007, respectively. The average yield on loans decreased to 6.12% for 2008 from 6.76% for 2007. Interest income on loans for 2008 and 2007 included amortization of the purchase accounting adjustment for loans of $277,000 and $498,000, respectively.

Interest income on securities increased to $3.1 million for 2008 from $2.8 million for 2007. Interest income on securities increased due primarily to a higher average balance as a result of the October 2008 acquisition of Partners Bank and an overall increase in our portfolio in order to meet pledging and collateral needs, offset by a decline in yield. The average balance of securities was $68.3 million and $53.3 million for 2008 and 2007, respectively. The purchase accounting amortization recorded in 2008 and 2007 increased interest income on securities by $100,000 and $224,000, respectively.

Due to substantial rate cuts in the federal funds rate, we have had a significant number of higher yielding bonds called. We must maintain an investment portfolio that meets our pledging and collateral needs. Therefore, the called bonds were replaced by securities with lower yields than the securities that were called.

Interest on other interest-earning deposits decreased due primarily to a decline in yield. The average balance of other interest-earning deposits was $35.8 million and $35.9 million for 2008 and 2007, respectively. The average yield on other interest-earning deposits decreased to 2.16% for 2008 compared to 5.02% for 2007. The lower yield on other interest-earning deposits was due to a declining interest rate environment, specifically the federal fund rate, which reprices on a daily basis. Components of interest income vary from time to time based on the availability and interest rates of loans, securities and other interest-earning assets.

*2007 Compared to 2006*

Interest and fee income on loans increased to $17.7 million for 2007 from $11.3 million for 2006. This increase was primarily a result of a higher average balance of loans due primarily from the July 2006 acquisition of Clover Leaf which included a larger portfolio of higher yielding commercial loans. The average balance of loans was $261.4 million and $172.9 million during 2007 and 2006, respectively. The average yield on loans increased to 6.76% for 2007 from 6.54% for 2006. Interest income on loans for 2007 and 2006 included amortization of the purchase accounting adjustment for loans of $498,000 and $378,000, respectively.

Interest income on securities, including Federal Home Loan Bank stock, increased to $2.9 million for 2007 from $1.4 million for 2006. Interest income on securities increased due primarily to a higher average balance as a result of the July 2006 Clover Leaf acquisition. The average balance of securities was $58.9 million and $30.1 million for 2007 and 2006, respectively. The purchase accounting amortization recorded in 2007 and 2006 increased interest income on securities by $224,000 and $140,000, respectively.

Interest on other interest-earning deposits increased due primarily to a higher average balance as a result of the July 2006 Clover Leaf acquisition. The average balance of other interest-earning deposits was $35.9 million and $22.0 million for 2007 and 2006, respectively. The average yield on other interest-earning deposits decreased to 5.02% for 2007 compared to 5.28% for 2006. The lower yield on other interest-earning deposits was due to a declining interest rate environment, specifically the federal fund rate. Components of interest income vary from time to time based on the availability and interest rates of loans, securities and other interest-earning assets.

***Interest expense.***

*2008 Compared to 2007*

Interest expense on deposits increased to $10.8 million for 2008 from $10.5 million for 2007. Higher average interest-bearing deposit balances were offset by a decline in yields. The average balance of interest bearing deposits was $307.1 million and $239.5 million for 2008 and 2007, respectively. The average rate on interest-bearing deposits decreased to 3.52% for 2008 from 4.37% for 2007.

Interest on securities sold under agreements to repurchase decreased due to a significant decline in yield despite higher average balances. The average balance of securities sold under agreements to repurchase was $38.6 million and $20.1 million for 2008 and 2007, respectively. The average rate declined to 0.97% for 2008 from 3.66% for 2007.

Interest on Federal Home Loan Bank advances increased due primarily to a higher average balance offset by a decline in yield. The average balance of Federal Home Loan Bank advances was $24.0 million and $10.4 million for 2008 and 2007, respectively. The average yield on Federal Home Loan Bank advances decreased to 3.99% for 2008 compared to 5.56% for 2007.

The increase in our interest bearing deposit average balances was due to the acquisition of balances in the October 10, 2008, acquisition of Partners Bank, as well as the overall growth of First Clover Leaf Bank during 2008. The 2008 results of operations include less than three months of activity from Partners Bank.

*2007 Compared to 2006*

Interest expense on deposits increased to $10.5 million for 2007 from $5.9 million for 2006. Higher cost of funds resulted primarily from the increase in average balances from the July 2006 Clover Leaf acquisition and higher market interest rates paid on certificates. The average balance of interest bearing deposits was $239.5 million and $160.6 million for 2007 and 2006, respectively. The average rate on interest-bearing deposits increased to 4.37% for 2007 from 3.70% for 2006.

The increase of interest on Federal Home Loan Bank advances, securities sold under agreements to repurchase and subordinated debentures resulted from these borrowings being acquired in the acquisition of Clover Leaf. Prior to the acquisition, we did not have borrowings or subordinated debt. The 2007 results of operations includes a full year of expense related to Federal Home Loan Bank advances and subordinated debentures, while the results of 2006 include only six months of balances for these borrowings.

***Provisions for loan losses.*** Provisions for loan losses were $777,000, $347,000 and $367,000 for 2008, 2007 and 2006, respectively. The increase for the year ended December 31, 2008 was primarily due to the overall increase in the loan portfolio and an increase in the nonperforming and impaired loans, as well as the change in the composition of the portfolio that now includes a larger share of commercial business, construction and land, and commercial real estate loans. Provisions for loan losses are based upon management's consideration of current economic conditions, First Clover Leaf's loan portfolio composition and historical loss experience used to estimate probable losses as well as the level of nonperforming assets and classified assets. Management also reviews individual loans for which full collectibility may not be reasonably assured, and considers, among other matters, the estimated fair value of the underlying collateral. This evaluation is ongoing and results in variations in our provisions for loan losses. First Clover Leaf is subject to periodic examination by the Office of Thrift Supervision, which may require us to record increases in the allowance based on its evaluation of available information. There can be no assurance that the Office of Thrift Supervision will not require further increases to the allowance.

### ***Non-interest income.***

*2008 Compared to 2007*

Non-interest income increased to $809,000 for the year ended December 31, 2008 from $626,000 for the year ended December 31, 2007. The most significant increase was in gain on sale of loans. This income category increased $132,000 for the year ended December 31, 2008, compared to the year ended December 31, 2007. Service fees on deposit accounts and other service charges and fees increased $94,000 for the year ended December 31, 2008, compared to the prior year ended December 31, 2007. This increase was primarily related to the increase in our deposit balances, as well as increased non sufficient fund charges, and increased debit and credit card surcharge fees. These increases were offset slightly by a decline in gain on sale of other assets. First Clover Leaf recognized a $64,000 gain on sale of a branch location in 2007, with no such gain being recognized in 2008.

*2007 Compared to 2006*

Non-interest income increased to $626,000 for the year ended December 31, 2007 from $298,000 for the year ended December 31, 2006. The increase was due to service charges and fee income on deposit accounts and customer debit and credit cardholders acquired as a result of the Clover Leaf Bank acquisition. In addition, we recognized loan servicing income and gain on the sale of loans that we sold but on which we retained the servicing rights. We also recognized $64,000 in gain on sale of other assets during 2007 related to the sale of one branch location. Prior to the acquisition of Clover Leaf Bank, we did not have significant non-interest income.

### ***Non-interest expense.***

*2008 Compared to 2007*

Non-interest expense increased to $8.1 million for 2008 from $6.8 million for 2007. Compensation and employee benefits, the largest component of non-interest expense, increased to $3.6 million for 2008 from $2.9 million for 2007. Compensation and employee benefits increased primarily as a result of a higher number of personnel due to growth of the Company, the addition of our Wood River branch, and the Partners Bank acquisition.

Occupancy expense rose to $1.1 million for 2008 compared to $879,000 for 2007. Occupancy expense increased primarily due to depreciation on the renovation of one of our branch offices that was completed in June 2007 and expenses related to our new branch office in Wood River, Illinois that opened during the second quarter of 2008.

Data processing services increased to $479,000 for 2008 from $409,000 for 2007. Data processing services rose primarily as a result of the growth in our loans and deposits. This growth is a result of our acquisition of Partners Bank, as well as the overall growth in the First Clover Leaf loan and deposit categories during 2008. Data processing expense also increased as we enhanced our product lines and began offering additional services to our customers.

Professional services increased to $580,000 for 2008 from $497,000 for 2007. Professional services increased as a result of higher expenses associated with our compliance with Section 404 of the Sarbanes-Oxley Act and increased consulting fees which will continue through 2009 resulting from the merger agreement with Partners Bank.

Other non-interest expenses increased to $1.5 million for 2008 from $1.2 million for 2007. The most significant increases were in the following expense categories:

- FDIC insurance premiums increased $67,000 as a result of our increased deposit base, both from internal growth as well as the acquisition of Partners Bank's deposits.
- Supervisory expense increased $38,000 due again to our increased size.

- Real Estate Owned expense increased $36,000, while loss on sale of REO also increased $15,000 over the prior year. First Clover Leaf held and sold more foreclosed property during 2008 compared to 2007 due to the declining economic environment during 2008.
- Bad debt and collection expense increased by $41,000 for the year ended December 31, 2008 compared to the prior year. This again was due to the declining economic environment.
- Office supplies increased $31,000 for the year ended December 31, 2008 compared to the prior year. This increase was due primarily to the opening and continued operations of our new branch facility in June 2008.

*2007 Compared to 2006*

Non-interest expense increased to $6.8 million for 2007 from $4.4 million for 2006.

Compensation and employee benefits, the largest component of non-interest expense, increased to $2.9 million for 2007 from $1.7 million for 2006. Compensation and employee benefits increased primarily as a result of a higher number of personnel and salary levels due to the Clover Leaf Bank acquisition.

Occupancy expense rose to $879,000 for 2007 compared to $435,000 for 2006. Occupancy expense increased due to the July 2006 Clover Leaf Bank acquisition and operation of three offices for the entire year versus one office prior to the acquisition, and depreciation on the renovation of one of the facilities that was completed in 2007.

Data processing services increased to $409,000 for 2007 from $299,000 for 2006. Data processing services rose as a result of the acquisition of deposits, including retail and commercial demand deposit accounts not previously offered. In addition, 2007 reflects a full year of data processing expense for the demand deposit accounts, while 2006 includes only six months of expense following the July 2006 acquisition of Clover Leaf Bank.

Director fees decreased to $238,000 for 2007 from $289,000 for 2006. During 2006, additional meetings were held related to the Clover Leaf Bank acquisition.

Professional services increased to $497,000 for 2007 from $308,000 for 2006. Professional services increased as a result of higher expenses associated with the First Clover Leaf's status as a larger and more complex public company following completion of the Clover Leaf Bank acquisition. In addition, we incurred expenses related to our compliance with Section 404 of the Sarbanes-Oxley Act.

Other non-interest expenses increased to $1.2 million for 2007 from $927,000 for 2006. Other non- interest expense increased due to the Clover Leaf Bank acquisition, including expenses related to demand deposit accounts and internet banking services not previously offered.

***Income taxes.***

*2008 Compared to 2007*

Income taxes increased to $1.5 million for 2008 from $1.4 million for 2007. The primary reason for the increase in income taxes was the level of pre-tax income. The effective tax rate was 35.5% for 2008 versus 37.1% for 2007. The decrease in our effective tax rate was due primarily to the composition of our loan and investment portfolios, and the volume of tax exempt assets we hold.

*2007 Compared to 2006*

Income taxes increased to $1.4 million for 2007 from $1.0 million for 2006. The primary reason for the increase in income taxes was the level of pre-tax income and the effective tax rate. The effective tax rate was 37.1% for 2007 versus 35.9% for 2006.

**Management of Market Risk**

**General**

The majority of First Clover Leaf's assets and liabilities are monetary in nature. Consequently, the most significant form of market risk is interest rate risk. First Clover Leaf's assets, consisting primarily of loans, have longer maturities than its liabilities, consisting primarily of deposits. As a result, the principal part of First Clover Leaf's business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in assets and liabilities, for determining the level of risk that is appropriate given First Clover Leaf's business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis, and the Asset/Liability Management Committee meets as needed to review the asset/liability policies and interest rate risk position.

During the relatively low interest rate environment that has existed in recent years, we have implemented the following strategies to manage interest rate risk: (i) maintaining a high equity-to-assets ratio; and (ii) offering a variety of adjustable rate loan products, including adjustable rate one- to four-family, multifamily and non-residential mortgage loans, short-term consumer loans, and a variety of adjustable-rate commercial loans. By maintaining a high equity-to-assets ratio and by investing in adjustable-rate and short-term assets, we are better positioned to react to increases in market interest rates. However, maintaining high equity balances reduces the return-on-equity ratio, and investments in shorter-term assets generally bear lower yields than longer-term investments.

**Net Portfolio Value**

The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off-balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance-sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, First Clover Leaf did not receive a NPV calculation for an interest rate decrease of greater than 100 basis points for December 2008. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

The tables below set forth, as of December 31, 2008 and 2007, the estimated changes in the NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

The 2008 table below indicates that at December 31, 2008, in the event of a 100 basis point decrease in interest rates, we would experience a 2% decrease in the net portfolio value. In the event of a 300 basis point increase in interest rates, we would experience a 14% decrease in net portfolio value.

| December 31, 2008 | | | | | |
|---|---|---|---|---|---|
| | NPV | | | Net Portfolio Value as a Percentage of Present Value of Assets | |
| | | Estimated Increase (Decrease) in NPV | | | |
| Change in Interest Rates (basis points) | Estimated NPV | Amount | Percent | NPV Ratio | Change in (basis points) |
| | (Dollars in thousands) | | | | |
| +300 | $ 57,120 | $ (9,578) | (14)% | 9.05% | (121) |
| +200 | 61,568 | (5,130) | (8) | 9.64 | (62) |
| +100 | 65,158 | (1,541) | (2) | 10.10 | (16) |
| +50 | 65,955 | (743) | (1) | 10.18 | (8) |
| — | 66,698 | — | — | 10.26 | — |
| -50 | 66,721 | 23 | — | 10.24 | (2) |
| -100 | 65,417 | (1,281) | (2) | 10.04 | (22) |

| December 31, 2007 | | | | | |
|---|---|---|---|---|---|
| | NPV | | | Net Portfolio Value as a Percentage of Present Value of Assets | |
| | | Estimated Increase (Decrease) in NPV | | | |
| Change in Interest Rates (basis points) | Estimated NPV | Amount | Percent | NPV Ratio | Change in (basis points) |
| | (Dollars in thousands) | | | | |
| +300 | $ 66,381 | $ (9,274) | (12)% | 17.12% | (161) |
| +200 | 69,205 | (6,450) | (9) | 17.62 | (111) |
| +100 | 72,960 | (2,695) | (4) | 18.30 | (44) |
| — | 75,655 | — | — | 18.73 | — |
| -100 | 76,221 | 566 | 1 | 18.73 | — |
| -200 | 75,884 | 229 | — | 18.54 | (19) |

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of the interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of the interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

## Liquidity and Capital Resources

First Clover Leaf maintains liquid assets at levels considered adequate to meet liquidity needs. We adjust our liquidity levels to fund deposit outflows, pay real estate taxes on mortgage loans, repay our borrowings and fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of liquidity are deposits, amortization and prepayment of loans, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements.

A portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2008 and 2007, $67.1 million and $37.1 million, respectively, were invested in cash and cash equivalents. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, increases in deposit accounts and related securities sold under agreements to repurchase, and advances from the Federal Home Loan Bank of Chicago.

Cash flows are derived from operating activities, investing activities and financing activities as reported in the Consolidated Statements of Cash Flows included with the Consolidated Financial Statements.

Our primary investing activities are the origination of loans and the purchase of investment securities. During the years ended December 31, 2008 and 2007, our loan originations, net of collected principal, totaled $45.6 million and $40.8 million, respectively. We sold $15.4 million and $7.4 million of loans in 2008 and 2007, respectively. Cash received from the calls and maturities of available-for-sale investment securities totaled $257.1 million and $15.3 million for 2008 and 2007, respectively. We purchased $254.1 million and $23.0 million in available-for-sale investment securities during 2008 and 2007, respectively. During 2008, our purchases and then subsequent maturities of available-for-sale securities were substantially higher than the prior year due to activity in short-term investments which was necessary to meet our pledging needs.

Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Net increase in total deposits was $156.1 million for 2008, $108.5 million of which resulted from the acquisition of Partners Bank in October 2008, and $20.4 million for 2007.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Chicago, which provides an additional source of funds. At December 31, 2008, we had $50.0 million in advances from the Federal Home Loan Bank of Chicago and an available borrowing limit of approximately $80.6 million. Additionally, we will sell investment securities under agreements to repurchase (commonly referred to as "reverse repurchase agreements") if we require additional liquidity. At December 31, 2008, our repurchase agreements totaled $55.1 million.

First Clover Leaf Bank is required to maintain certain minimum capital requirements under Office of Thrift Supervision regulations. Failure by a savings institution to meet minimum capital requirements can result in certain mandatory and possible discretionary actions by regulators, which, if undertaken, could have a direct material effect on First Clover Leaf Bank's financial statements. First Clover Leaf Bank was considered "well-capitalized" at December 31, 2008. See Note 14 to the Consolidated Financial Statements for additional discussion of capital requirements.

At December 31, 2008, we had outstanding commitments to extend credit of $53.4 million and standby letters of credit of $4.3 million. At December 31, 2008, certificates of deposit scheduled to mature within one year totaled $140.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with First Clover Leaf Bank, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained, First Clover Leaf Bank will have to utilize other funding sources, such as Federal Home Loan Bank of Chicago advances, in order to maintain our level of assets. Alternatively, First Clover Leaf Bank would reduce the level of liquid assets, such as cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

## Off-Balance Sheet Arrangements

In the ordinary course of business, First Clover Leaf Bank is a party to credit-related financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit. First Clover Leaf Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by First Clover Leaf Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under construction lines of credit for residential and multi-family properties are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which First Clover Leaf Bank is committed.

At December 31, 2008 and 2007, First Clover Leaf Bank had $53.4 million and $42.4 million, respectively, of commitments to extend credit, and $4.3 million and $4.9 million, respectively, of standby letters of credit.

***Contractual Obligations.*** In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include agreements with respect to borrowed funds and deposit liabilities, agreements with respect to investments, and agreements with respect to securities sold under agreements to repurchase.

The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2008. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Less than One Year | One to Three Years | Three to Five Years | More than Five Years | Total |
| | | | (In thousands) | | |
| Federal Home Loan Bank advances | $ 15,025 | $ 26,081 | $ 7,916 | $ 946 | $ 49,968 |
| Subordinated debentures | - | 3,886 | - | - | 3,886 |
| Certificates of deposit | 140,885 | 39,725 | 26,896 | - | 207,506 |
| Securities sold under agreements to repurchase | 55,103 | - | - | - | 55,103 |
| Total | $ 211,013 | $ 69,692 | $ 34,812 | $ 946 | $ 316,463 |

## Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements.

## Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of First Clover Leaf Financial Corp. have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

McGladrey & Pullen
Certified Public Accountants

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
First Clover Leaf Financial Corp. and Subsidiary
Edwardsville, Illinois

We have audited the accompanying consolidated balance sheets of First Clover Leaf Financial Corp. and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Clover Leaf Financial Corp. and Subsidiary as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Clover Leaf Financial Corp. and Subsidiary's internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2009 expressed an unqualified opinion on the effectiveness of First Clover Leaf Financial Corp. and Subsidiary's internal control over financial reporting.

McGladrey & Pullen, LLP

Champaign, Illinois
March 13, 2009

**First Clover Leaf Financial Corp. and Subsidiary**

**Consolidated Balance Sheets**
**December 31, 2008 and 2007**

| | 2008 | 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 19,290,559 | $ 8,927,314 |
| Interest-earning deposits | 13,562,730 | 2,431,724 |
| Federal funds sold | 34,282,095 | 25,725,537 |
| **Total cash and cash equivalents** | 67,135,384 | 37,084,575 |
| Interest-earning time deposits | 5,210,461 | 10,048,058 |
| Securities available for sale | 103,567,578 | 54,150,008 |
| Federal Home Loan Bank stock | 6,306,273 | 5,603,773 |
| Loans, net of allowance for loan losses of $3,895,246 and $1,897,945 at December 31, 2008 and 2007, respectively | 430,678,727 | 284,919,446 |
| Loans held for sale | 240,000 | - |
| Property and equipment, net | 12,512,865 | 7,396,104 |
| Accrued interest receivable | 2,461,320 | 1,756,954 |
| Goodwill | 20,685,323 | 9,402,608 |
| Core deposit intangible | 1,948,001 | 1,528,001 |
| Foreclosed assets | 632,796 | - |
| Mortgage servicing rights | 657,660 | 404,441 |
| Other assets | 1,288,406 | 957,858 |
| **Total assets** | $ 653,324,794 | $ 413,251,826 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Deposits: | | |
| Noninterest bearing | $ 24,994,196 | $ 14,799,051 |
| Interest bearing | 422,308,722 | 276,395,967 |
| **Total deposits** | 447,302,918 | 291,195,018 |
| Federal Home Loan Bank advances | 49,967,919 | 10,431,919 |
| Securities sold under agreements to repurchase | 55,103,313 | 15,893,350 |
| Subordinated debentures | 3,886,144 | 3,842,080 |
| Accrued interest payable | 1,245,555 | 1,107,781 |
| Other liabilities | 2,162,236 | 2,100,275 |
| **Total liabilities** | 559,668,085 | 324,570,423 |
| Commitments, Contingencies and Credit Risk (Note 15) | | |
| Stockholders' Equity: | | |
| Preferred stock, $.10 par value, 10,000,000 shares authorized, no shares issued | - | - |
| Common stock, $.10 par value, 20,000,000 shares authorized, 10,142,123 and 9,074,031 shares issued at December 31, 2008 and 2007 respectively | 1,014,212 | 907,403 |
| Additional paid-in capital | 81,339,895 | 71,039,791 |
| Retained earnings | 23,230,811 | 22,522,223 |
| Accumulated other comprehensive income | 1,195,673 | 242,750 |
| Unearned Employee Stock Ownership Plan shares | (658,856) | (645,318) |
| Treasury stock, at cost; 2008 1,348,370 shares; 2007 491,200 shares | (12,465,026) | (5,385,446) |
| **Total stockholders' equity** | 93,656,709 | 88,681,403 |
| **Total liabilities and stockholders' equity** | $ 653,324,794 | $ 413,251,826 |

See Notes to Consolidated Financial Statements.

**First Clover Leaf Financial Corp. and Subsidiary**

**Consolidated Statements of Income**
**Years Ended December 31, 2008, 2007 and 2006**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Interest and dividend income: | | | |
| Interest and fees on loans | **$ 20,824,362** | $ 17,668,307 | $ 11,305,705 |
| Securities: | | | |
| Taxable interest income | **2,814,235** | 2,644,884 | 1,073,491 |
| Nontaxable interest income | **271,419** | 154,821 | 98,544 |
| Federal Home Loan Bank dividends | **-** | 129,158 | 230,073 |
| Interest-earning deposits, federal funds sold, and other | **776,086** | 1,803,831 | 1,161,479 |
| **Total interest and dividend income** | **24,686,102** | 22,401,001 | 13,869,292 |
| Interest expense: | | | |
| Deposits | **10,814,018** | 10,473,992 | 5,948,480 |
| Federal Home Loan Bank advances | **958,422** | 577,115 | 283,592 |
| Securities sold under agreements to repurchase | **373,560** | 734,931 | 163,780 |
| Subordinated debentures | **298,982** | 298,029 | 149,171 |
| **Total interest expense** | **12,444,982** | 12,084,067 | 6,545,023 |
| **Net interest income** | **12,241,120** | 10,316,934 | 7,324,269 |
| Provision for loan losses | **776,866** | 347,000 | 366,667 |
| **Net interest income after provision for loan losses** | **11,464,254** | 9,969,934 | 6,957,602 |
| Other income: | | | |
| Service fees on deposit accounts | **245,221** | 195,540 | 89,215 |
| Other service charges and fees | **190,537** | 146,133 | 66,343 |
| Loan servicing fees | **117,970** | 103,025 | 43,239 |
| Gain on sale of loans | **240,923** | 108,952 | 98,557 |
| Gain on sale of assets | **-** | 64,126 | - |
| Other | **14,565** | 7,983 | 442 |
| | **809,216** | 625,759 | 297,796 |
| Other expenses: | | | |
| Compensation and employee benefits | **3,641,782** | 2,883,753 | 1,743,028 |
| Occupancy expense | **1,097,578** | 879,102 | 435,339 |
| Data processing services | **479,275** | 409,339 | 298,834 |
| Director fees | **245,550** | 237,500 | 289,150 |
| Professional fees | **579,720** | 496,924 | 307,863 |
| Amortization of core deposit intangible | **447,000** | 545,999 | 317,000 |
| Amortization of mortgage servicing rights | **89,019** | 91,975 | 52,000 |
| Loss on disposal of assets | **-** | - | 22,076 |
| Other | **1,505,587** | 1,226,303 | 926,942 |
| | **8,085,511** | 6,770,895 | 4,392,232 |
| **Income before income taxes** | **4,187,959** | 3,824,798 | 2,863,166 |
| Income taxes | **1,485,525** | 1,418,650 | 1,026,515 |
| **Net income** | **$ 2,702,434** | $ 2,406,148 | $ 1,836,651 |
| Basic earnings per share | **$ 0.33** | $ 0.27 | $ 0.23 |
| Diluted earnings per share | **$ 0.33** | $ 0.27 | $ 0.23 |

See Notes to Consolidated Financial Statements.

**First Clover Leaf Financial Corp. and Subsidiary**

**Consolidated Statements of Stockholders' Equity**
**Years Ended December 31, 2008, 2007 and 2006**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Unearned Employee Stock Ownership Plan Shares | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| Balance December 31, 2005 | $ 392,006 | $ 16,538,534 | $ 21,851,084 | $ (187,842) | $ (794,835) | $ - | $ 37,798,947 |
| Comprehensive income: | | | | | | | |
| Net income | - | - | 1,836,651 | - | - | - | 1,836,651 |
| Other comprehensive income, net of tax: | | | | | | | |
| Unrealized gains on securities available for sale arising during period, net of taxes of $62,485 | - | - | - | 95,025 | - | - | 95,025 |
| Comprehensive income | | | | | | | 1,931,676 |
| Issuance of Common Stock | 515,397 | 54,469,351 | - | - | - | - | 54,984,748 |
| Dividends ($.24 per share) | - | - | (1,474,908) | - | - | - | (1,474,908) |
| Allocation of ESOP shares | - | 23,582 | - | - | 64,480 | - | 88,062 |
| Balance, December 31, 2006 | $ 907,403 | $ 71,031,467 | $ 22,212,827 | $ (92,817) | $ (730,355) | $ - | $ 93,328,525 |
| Comprehensive income: | | | | | | | |
| Net income | - | - | 2,406,148 | - | - | - | 2,406,148 |
| Other comprehensive income, net of tax: | | | | | | | |
| Unrealized gains on securities available for sale arising during period, net of taxes of $199,914 | - | - | - | 335,567 | - | - | 335,567 |
| Comprehensive income | | | | | | | 2,741,715 |
| Dividends ($.24 per share) | - | - | (2,096,752) | - | - | - | (2,096,752) |
| Purchase of 491,200 shares of treasury stock | - | - | - | - | - | (5,385,446) | (5,385,446) |
| Allocation of ESOP shares | - | 8,324 | - | - | 85,037 | - | 93,361 |
| Balance, December 31, 2007 | $ 907,403 | $ 71,039,791 | $ 22,522,223 | $ 242,750 | $ (645,318) | $ (5,385,446) | $ 88,681,403 |
| Comprehensive income: | | | | | | | |
| Net income | - | - | 2,702,434 | - | - | - | 2,702,434 |
| Other comprehensive income, net of tax: | | | | | | | |
| Unrealized gains on securities available for sale arising during period, net of taxes of $559,019 | - | - | - | 952,923 | - | - | 952,923 |
| Comprehensive income | | | | | | | 3,655,357 |
| Issuance of 1,068,092 shares of Common Stock | 106,809 | 10,210,960 | - | - | - | - | 10,317,769 |
| Dividends ($.24 per share) | - | - | (1,993,846) | - | - | - | (1,993,846) |
| Purchase of 857,170 shares of treasury stock | - | - | - | - | - | (7,079,580) | (7,079,580) |
| Allocation of ESOP shares | - | 89,144 | - | - | (13,538) | - | 75,606 |
| **Balance, December 31, 2008** | **$ 1,014,212** | **$ 81,339,895** | **$ 23,230,811** | **$ 1,195,673** | **$ (658,856)** | **$ (12,465,026)** | **$ 93,656,709** |

See Notes to Consolidated Financial Statements.

**First Clover Leaf Financial Corp. and Subsidiary**

**Consolidated Statements of Cash Flows**
**Years Ended December 31, 2008, 2007 and 2006**

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| Cash Flows from Operating Activities: | | | |
| Net income | **$ 2,702,434** | $ 2,406,148 | $ 1,836,651 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Deferred income taxes | **283,000** | (466,514) | (60,000) |
| Amortization (accretion) of: | | | |
| Deferred loan origination (fees) costs, net | **80,338** | 19,477 | 17,818 |
| Premiums and discounts on securities | **(564,699)** | 113,482 | (61,578) |
| Core deposit intangible | **447,000** | 545,999 | 317,000 |
| Mortgage servicing rights | **89,019** | 91,975 | 52,000 |
| Amortization of fair value adjustments on: | | | |
| Loans | **(277,000)** | (498,002) | (378,000) |
| Time deposits | **(93,000)** | 8,500 | (24,000) |
| Federal Home Loan Bank advances | **9,000** | 105,999 | 68,000 |
| Subordinated debt | **44,064** | 44,064 | 21,016 |
| Investment securities | **(100,400)** | (224,050) | (139,699) |
| Provision for loan losses | **776,866** | 347,000 | 366,667 |
| (Gain) Loss on disposal of assets | **-** | (64,126) | 22,076 |
| Depreciation | **551,814** | 439,542 | 215,870 |
| ESOP expense | **75,606** | 93,361 | 88,062 |
| Gain on sale of loans | **(240,923)** | (108,952) | (98,557) |
| Loss on sale of foreclosed assets | **15,000** | - | - |
| Proceeds from sales of loans held for sale | **15,417,291** | 7,385,074 | 3,704,524 |
| Originations of loans held for sale | **(15,416,368)** | (6,273,804) | (4,687,298) |
| Change in assets and liabilities: | | | |
| (Increase) decrease in accrued interest receivable | **97,886** | (201,131) | (482,870) |
| Increase in mortgage servicing rights | **(159,623)** | (84,403) | (79,013) |
| Increase in other assets | **(269,146)** | (414,435) | 472,513 |
| Increase (decrease) in accrued interest payable | **(291,870)** | 422,164 | 267,906 |
| Increase (decrease) in other liabilities | **(80,110)** | 480,393 | (552,785) |
| **Net cash flows provided by operating activities** | **3,096,179** | 4,167,761 | 886,303 |
| Cash Flows from Investing Activities: | | | |
| Proceeds from maturity of interest-earning time deposits | **17,744,286** | 287,604 | - |
| Purchase of interest-earning time deposits | **(12,906,689)** | (10,049,994) | (35,668) |
| Available for sale securities: | | | |
| Purchases | **(254,090,000)** | (23,017,607) | (16,961,616) |
| Proceeds from calls, maturities, and paydowns | **257,091,594** | 15,345,271 | 2,086,976 |
| Held-to-maturity securities: | | | |
| Proceeds from paydowns | **-** | - | 34,521 |
| Federal Home Loan Bank stock redemptions | **-** | - | 3,314,903 |
| Loan originations, net of principal collected | **(45,626,674)** | (40,765,016) | (19,178,506) |
| Purchase of property and equipment | **(4,042,480)** | (1,478,974) | (264,922) |
| Proceeds from the sale of property and equipment | **-** | 600,133 | - |
| Proceeds from the sale of foreclosed assets | **285,000** | - | - |
| Cash (paid) received in acquisition, net | **(11,487,848)** | - | 19,789,845 |
| **Net cash flows used in investing activities** | **(53,032,811)** | (59,078,583) | (11,214,467) |

(Continued)

**First Clover Leaf Financial Corp. and Subsidiar**

**Consolidated Statements of Cash Flows, Continue**
**Years Ended December 31, 2008, 2007 and 200**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Cash Flows from Financing Activities | | | |
| Net increase in deposit account | $ 47,526,998 | $ 20,356,872 | $ 35,964,458 |
| Net increase (decrease) in securities sold under agreements to repurchas | 26,092,869 | (13,544,230) | 27,938,922 |
| Proceeds from Federal Home Loan Bank advance | 30,000,000 | 6,500,000 | - |
| Repayments of Federal Home Loan Bank advance | (4,000,000) | (6,500,000) | (3,000,000) |
| Decrease in Federal Funds Purchase | (10,559,000) | - | - |
| Issuance of common stock, ne | - | - | 40,136,744 |
| Repurchase of common stoc | (7,079,580) | (5,385,446) | - |
| Cash dividends paic | (1,993,846) | (2,096,752) | (1,474,908) |
| **Net cash flows provided by (used in) financing activitie** | 79,987,441 | (669,556) | 99,565,216 |
| **Net increase (decrease) in cash and cash equivalent** | 30,050,809 | (55,580,378) | 89,237,052 |
| Cash and Cash Equivalents | | | |
| Beginninc | 37,084,575 | 92,664,953 | 3,427,901 |
| Ending | $ 67,135,384 | $ 37,084,575 | $ 92,664,953 |
| Supplemental Schedule of Noncash Investing and Financing Activitie | | | |
| Transfer of securities from held to maturity to available for sa | $ - | $ - | $ 317,505 |
| Common stock issued in acquisition of Clover Leaf Financial Cor | - | - | 14,848,004 |
| Common stock issued in acquisition of Partners Financial Holdings, In | 10,317,769 | - | - |
| Adjustment to reflect adoption of SEC Staff Accounting Bulletin No. 10 deferred loan costs, net of tax of $56,00 | - | - | 91,365 |
| Assets acquired in settlement of loan | 932,796 | - | 185,026 |
| Supplemental Disclosures of Cash Flow Informatior | | | |
| Cash payments for | | | |
| Interest | $ 12,347,144 | $ 11,503,340 | $ 6,277,117 |
| Income taxes, net of refund | 1,585,071 | 1,904,612 | 1,063,000 |
| Net cash received (paid) in acquisitior | | | |
| Cash paid to Clover Leaf Financial Corp. shareholde | $ - | $ - | $ (6,363,430) |
| Cash paid to Partners Financial shareholder | (10,360,224) | - | - |
| Acquisition costs paic | (1,238,164) | - | (343,504) |
| Cash paid for options/warrants/severance | (1,568,276) | - | - |
| | (13,166,664) | - | (6,706,934) |
| **Cash and cash equivalents acquire** | 1,678,816 | - | 26,496,779 |
| **Net cash (paid) received in acquisitio** | $ (11,487,848) | $ - | $ 19,789,845 |

See Notes to Consolidated Financial Statement

## Note 1. Summary of Significant Accounting Policies

First Clover Leaf Financial Corp. (the Company) is a one-bank holding company, whose savings bank subsidiary, First Clover Leaf Bank (the Bank), provides savings deposits and loans to individual and corporate customers in Edwardsville, Illinois and the surrounding communities. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products and services. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

On January 2, 2001, First Federal Savings & Loan Association of Edwardsville (Association) reorganized into the two-tier holding company structure. As part of the reorganization, the Association became a capital stock savings and loan association and a wholly-owned subsidiary of First Federal Financial Services, Inc. (Mid-tier Company), which became the majority-owned subsidiary of First Federal Financial Services, MHC (Mutual Holding Company). On November 20, 2003, the Board of Directors adopted a plan to complete an initial public offering of the common stock of the Mid-tier Company. In connection with the offering, the Mid-tier Company offered its common stock to the depositors of the Association as of specified dates and to an employee stock ownership plan. The initial public offering was consummated on June 28, 2004 through the sale and issuance by the Mid-tier Company of 1,764,027 shares of common stock at $10 per share. In addition, the Mid-tier Company issued 2,156,033 shares to the Mutual Holding Company, resulting in the Mutual Holding Company retaining a 55% ownership percentage in the Mid-tier Company.

On February 3, 2006, the Mid-tier Company announced that the Board of Directors of the MHC adopted a Plan of Conversion and Reorganization to convert the MHC to a capital stock corporation and conduct a simultaneous stock offering (Conversion). In addition, on February 3, 2006, the Mid-tier Company entered into a definitive merger agreement to acquire Clover Leaf Financial Corp., the holding company of Clover Leaf Bank, an Illinois state bank headquartered in Edwardsville, Illinois (collectively, Clover Leaf), pursuant to which, upon completion of the Conversion, First Clover Leaf Financial Corp., a new Maryland corporation would acquire all of the common stock of Clover Leaf (Acquisition).

The Conversion and Acquisition were consummated on July 10, 2006 through the sale and issuance by the Company of 4,174,125 shares of common stock at $10 per share. Net proceeds from the sale of common stock were $40.14 million after deduction of conversion and offering costs of $1.60 million. In addition, each outstanding share of the Mid-tier Company's stock was converted into the right to receive 1.936 shares of the Company's common stock, or 3,415,193 total shares. Shareholders of Clover Leaf Financial Corp. received total merger consideration of $21.2 million, consisting of 1,484,800 shares of the Company's common stock and $6.4 million of cash, or $41.56 of merger consideration per share of Clover Leaf Financial Corp. In addition, fractional shares (87 shares in the aggregate) were redeemed for cash. Clover Leaf Bank merged its operations into First Federal Savings and Loan Association of Edwardsville as of July 10, 2006 and was renamed First Clover Leaf Bank (Bank). The Company's common stock is traded on the NASDAQ Capital Market under the symbol "FCLF." All per share disclosures related to periods prior to July 10, 2006 have been adjusted to reflect the effect of the exchanged shares.

On April 30 2008, First Clover Leaf Financial Corp., entered into a definitive merger agreement to acquire Partners Financial Holdings, Inc. ("Partners"), the holding company of Partners Bank, an Illinois chartered bank headquartered in Glen Carbon, Illinois. The acquisition was consummated on October 10, 2008.

## Note 1. Summary of Significant Accounting Policies (Continued)

Principles of consolidation: The consolidated financial statements of First Clover Leaf Financial Corp. and Subsidiary have been prepared in conformity with U.S. generally accepted accounting principles and conform to predominate practices in the banking industry.

The consolidated financial statements include the accounts of First Clover Leaf Financial Corp. and its wholly owned subsidiary, First Clover Leaf Bank. The financial statements also include a wholly-owned entity on a deconsolidated basis, First Clover Leaf Statutory Trust I. All material intercompany accounts and transactions have been eliminated in the consolidation.

Estimates: In preparing the accompanying consolidated financial statements, the Company's management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses, the value of goodwill, and the fair value of investment securities.

Cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, including cash items in process of clearing and federal funds sold. Generally, federal funds are sold for one-day periods. Cash flows from loans, deposits, and securities sold under agreements to repurchase are treated as net increases or decreases in the statement of cash flows.

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances were approximately $5,400,000 and $2,500,000, respectively, at December 31, 2008 and 2007.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Interest-earning time deposits: Interest-earning time deposits in banks are carried at cost. At December 31, 2008 and 2007, time deposits amounted to $5,210,461 and $10,048,058, respectively. Time deposits at December 31, 2008 mature in 2009.

Securities: Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, and marketable equity securities. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

## Note 1. Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank stock: The Company held Federal Home Loan Bank of Chicago (FHLB) stock of $6.3 million and $5.6 million at December 31, 2008, and 2007, respectively. The Company is required to maintain these equity securities as a member of the FHLB and in amounts as required by this institution. These equity securities are "restricted" in that they can only be sold back to the respective institution or another member institution at par. Therefore, they are less liquid than other tradable equity securities and their fair value is not readily available. There have been no other-than-temporary write-downs recorded.

Loans: The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Edwardsville, Illinois and the surrounding area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans held for sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for loan losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

## Note 1. Summary of Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Property and equipment: Land is stated at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined under the straight-line method over the following estimated useful lives of the assets:

| | Years |
|---|---|
| Building and improvements | 2 - 50 |
| Furniture and equipment | 2 - 10 |

Foreclosed assets: Real estate acquired through foreclosure or deed in lieu of foreclosure represents specific assets to which the Bank has acquired legal title in satisfaction of indebtedness. Such real estate is recorded at the property's fair value at the date of foreclosure. Initial valuation adjustments, if any, are charged against the allowance for losses on loans. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred. Revenues and expenses related to holding and operating these properties are included in operations. There was approximately $633,000 and $0, respectively, in foreclosed assets at December 31, 2008 and 2007.

## Note 1. Summary of Significant Accounting Policies (Continued)

Mortgage servicing rights: Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. To determine impairment the Company applies a pooling methodology to the servicing valuation, in which loans with similar characteristics are "pooled" together for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income and costs to service the loans. If the Company later determines that all or a portion of the impairment no longer exists for a particular pool, a reduction of the allowance may be recorded as an increase to income. Capitalized servicing rights are reported in other assets and are amortized in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Goodwill: Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate there may be an impairment. If the carrying amount of reporting unit goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Operations of the Company are managed and financial performance is evaluated on a company-wide basis. As a result, all of the Company's operations are considered by management to be aggregated in one reporting unit. Accordingly, all goodwill will be assigned to the operations of the Company as one reporting unit. Management has elected September 30 as the date for their annual impairment analysis.

Core deposit intangible: Core deposit intangible represents the value of acquired customer relationships, which is amortized over 9.7 years using the double declining balance method.

Income taxes: Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not realizable. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), which became effective for the Company on January 1, 2007. The interpretation prescribes recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being recognized upon ultimate settlement. The Company has made no adjustments related to FIN 48 since January 1, 2007.

## Note 1. Summary of Significant Accounting Policies (Continued)

Earnings per common share: Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted average number of common shares outstanding. Weighted-average shares outstanding for periods prior to July 10, 2006 have been adjusted by the exchange ratio of 1.936 to calculate earnings per share. Employee stock ownership plan shares, which are committed to be released, are considered outstanding for basic and diluted earnings per share. Unallocated shares of the employee stock ownership plan are not considered as outstanding for basic or diluted earnings per share. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Net income available to common stockholders | $ 2,702,434 | $ 2,406,148 | $ 1,836,651 |
| Basic potential common shares: | | | |
| Weighted average shares outstanding | 8,409,109 | 8,897,691 | 8,297,099 |
| Weighted average unallocated Employee Stock Ownership Plan shares | (132,835) | (141,330) | (148,816) |
| | 8,276,274 | 8,756,361 | 8,148,283 |
| Dilutive potential common shares-none | - | - | - |
| Diluted weighted average shares outstanding | 8,276,274 | 8,756,361 | 8,148,283 |
| Basic earnings per share | $ 0.33 | $ 0.27 | $ 0.23 |
| Diluted earnings per share | $ 0.33 | $ 0.27 | $ 0.23 |

Segment reporting: Management views the Company as one operating segment, therefore, separate reporting of financial segment information is not considered necessary. Management approaches the Company as one business enterprise which operates in a single economic environment since the products and services, types of customers and regulatory environment all have similar characteristics.

Fair value measurement: The Company adopted SFAS No. 157, *Fair Value Measurements* (SFAS 157) effective January 1, 2008. SFAS 157 defines fair value, established a framework for measuring fair value and expands disclosure of fair value measurements. The adoption of SFAS 157 did not have a material impact on the consolidated financial statements or results of operations of the Company. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. 157-2, *Effective Date of FASB Statement No. 157*, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities such as goodwill, other intangibles, real estate owned, and repossessed assets until January 1, 2009. SFAS 157 applies to all assets and liabilities that are measured and reported on a fair value basis. See Note 17 for additional information.

The Company also adopted SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS No. 115* (SFAS 159) as of January 1, 2008. SFAS 159 provides companies the option to report select financial assets and liabilities at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. After the initial adoption, the election is made at the acquisition of a financial asset or financial liability and it may not be revoked. The Company has not elected the fair value option for any financial assets or liabilities.

## Note 1. Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncements: The following accounting standards were recently issued relating to the financial services industry:

In December 2007, FASB issued SFAS No. 141(revised), *Business Combinations*. The Statement establishes principles and requirements for how an acquirer recognizes and measures tangible assets acquired, liabilities assumed, goodwill and any noncontrolling interests and identifies related disclosure requirements for business combinations. Measurement requirements will result in all assets, liabilities, contingencies and contingent consideration being recorded at fair value on the acquisition date, with limited exceptions. Acquisition costs and restructuring costs will generally be expensed as incurred. This Statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

The FASB has issued FASB Staff Position (FSP) FAS 142-3, *Determination of the Useful Life of Intangible Assets*. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement No. 141R, and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.

Reclassifications: Certain reclassifications have been made to the balances, with no effect on net income or stockholders' equity, as of and for the year ended December 31, 2007, to be consistent with the classifications adopted as of and for the year ended December 31, 2008.

## Note 2. Business Combination

On October 10, 2008, the Company acquired Partners Financial Holdings Inc. (Partners), the parent company of Partners Bank. Shareholders of Partners received total merger consideration of $20.7 million, consisting of 1,068,092 shares of First Clover Leaf common stock and $10.4 million of cash, or $9.66 of merger consideration per share of Partners. The Company incurred acquisition costs of $1.2 million. In addition, First Clover Leaf paid $1.6 million in cash for outstanding Partners options, warrants and severances. The Partners acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations.* Fair value adjustments on the assets acquired and liabilities assumed will be depreciated or amortized as applicable, over the estimated useful lives of the related assets and liabilities. The core deposit intangible of $867,000 will be amortized over 9.7 years using the double declining balance method, and goodwill was recorded for $11.3 million.

The following table summarizes the assets acquired and liabilities assumed at October 10, 2008, the date of acquisition:

| | | |
|---|---|---|
| Cash and due from banks | $ | 1,606,269 |
| Interest-earning deposits | | 72,547 |
| Securities available for sale | | 50,242,122 |
| Federal Home Loan Bank stock | | 702,500 |
| Loans, net | | 101,645,607 |
| Property and equipment | | 1,626,095 |
| Accrued interest receivable | | 802,252 |
| Goodwill | | 11,282,715 |
| Core deposit intangible | | 867,000 |
| Mortgage servicing rights | | 182,615 |
| Other assets | | 976,425 |
| **Total assets acquired** | $ | 170,006,147 |
| Deposits | $ | 108,673,902 |
| Accrued interest payable | | 429,644 |
| Federal Home Loan Bank advances | | 13,527,000 |
| Federal funds purchased | | 10,559,000 |
| Securities sold under agreement to repurchase | | 13,117,094 |
| Other liabilities | | 215,074 |
| **Total liabilities assumed** | $ | 146,521,714 |
| **Purchase price, including acquisition costs** | $ | 23,484,433 |

## Note 2. Business Combination (Continued)

The statements of income for the year ended December 31, 2008 include the results of operations of the acquired entity from October 11, 2008 through December 31, 2008.

The following pro forma information, including the effects of the purchase accounting adjustments and assumed impact of additional borrowings, summarizes the results of operations for the year ended December 31, 2008 and 2007 as though the Partners acquisition had been completed as of January 1, 2007. Since no consideration was given to operational efficiencies or expanded products and services, the pro forma summary information does not necessarily reflect the results of operations as they would have been obtained if the acquisition had occurred on the date indicated.

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Total interest income | $ 31,146,186 | $ 30,968,000 |
| Total interest expense | 16,008,675 | 17,786,000 |
| | 15,137,511 | 13,182,000 |
| Provision for loan losses | 994,000 | 383,000 |
| Other income | 1,026,869 | 781,000 |
| Other expenses | 10,297,058 | 9,670,000 |
| Income before income taxes | 4,873,322 | 3,910,000 |
| Income taxes | 1,976,700 | 1,264,000 |
| Net income | $ 2,896,622 | $ 2,646,000 |
| Proforma basic and diluted earnings per share | $ 0.32 | $ 0.27 |
| Proforma basic and diluted average shares outstanding | 9,134,740 | 9,824,453 |

## Note 3. Securities

The amortized cost and fair values of securities available for sale, with gross unrealized gains and losses, are summarized as follows:

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
| U.S. government agency obligations | $ 58,413,597 | $ 965,204 | $ (32,656) | $ 59,346,145 |
| Corporate bonds | 3,093,991 | - | (264,725) | 2,829,266 |
| State and municipal securities | 12,238,209 | 303,990 | (91,616) | 12,450,583 |
| Other Securities | 75,251 | - | - | 75,251 |
| Mortgage-backed securities | 27,848,619 | 1,018,724 | (1,010) | 28,866,333 |
| | $ 101,669,667 | $ 2,287,918 | $ (390,007) | $ 103,567,578 |

| | December 31, 2007 | | | |
|---|---|---|---|---|
| U.S. government agency obligations | $ 40,466,021 | $ 421,475 | $ (4,626) | $ 40,882,870 |
| Corporate bonds | 3,594,044 | - | (102,858) | 3,491,186 |
| State and municipal securities | 3,132,417 | 10,624 | - | 3,143,041 |
| Mortgage-backed securities | 6,571,557 | 65,600 | (4,246) | 6,632,911 |
| | $ 53,764,039 | $ 497,699 | $ (111,730) | $ 54,150,008 |

## Note 3. Securities (Continued)

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2008 and 2007, are summarized as follows:

| | 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Securities available for sale: | | | | | | |
| U.S. government agency obligations | $ 4,996,362 | $ 32,656 | $ - | $ - | $ 4,996,362 | $ 32,656 |
| Corporate bonds | 2,152,307 | 94,684 | 676,959 | 170,041 | 2,829,266 | 264,725 |
| State & Municipal securities | 1,657,919 | 91,616 | - | - | 1,657,919 | 91,616 |
| Mortgage-backed securities | 297,325 | 1,010 | - | - | 297,325 | 1,010 |
| | $ 9,103,913 | $ 219,966 | $ 676,959 | $ 170,041 | $ 9,780,872 | $ 390,007 |

| | 2007 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Securities available for sale: | | | | | | |
| U.S. government agency obligations | $ - | $ - | $ 2,345,100 | $ 4,626 | $ 2,345,100 | $ 4,626 |
| Corporate bonds | 498,100 | 736 | 2,993,086 | 102,122 | 3,491,186 | 102,858 |
| Mortgage-backed securities | 807,680 | 2,166 | 213,719 | 2,080 | 1,021,399 | 4,246 |
| | $ 1,305,780 | $ 2,902 | $ 5,551,905 | $ 108,828 | $ 6,857,685 | $ 111,730 |

## Note 3. Securities (Continued)

Management evaluates the investment portfolio on at least a quarterly basis to determine if investments have suffered an other-than-temporary decline in value. In addition, management monitors market trends, investment grades, bond defaults and other circumstances to identify trends and circumstances that might impact the carrying value of equity securities.

At December 31, 2008, 19 debt securities had unrealized losses with aggregate depreciation of 3.83% from the Company's amortized cost basis. These unrealized losses relate principally to the fluctuations in the current interest rate environment. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies and whether downgrades by bond rating agencies have occurred. While management has the ability and intent to hold debt securities until maturity or recovery of a loss, management continues to evaluate all securities in a loss position and may consider selling them if it is in the best interest of the Company.

The amortized cost and fair value at December 31, 2008, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, stated maturities are not disclosed.

| | Available for Sale | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Due in one year or less | $ 5,921,603 | $ 5,962,854 |
| Due after one year through five years | 50,972,439 | 51,789,939 |
| Due after five years through ten years | 12,746,279 | 12,986,191 |
| Due after ten years | 4,105,476 | 3,887,010 |
| Mortgage-backed securities | 27,848,619 | 28,866,333 |
| Other Securities | 75,251 | 75,251 |
| | $ 101,669,667 | $ 103,567,578 |

Securities with a carrying amount of approximately $86,796,000 and $25,168,000 were pledged to secure deposits as required or permitted by law at December 31, 2008 and 2007, respectively.

## Note 4. Loans

The components of loans, including loans held for sale, are as follows:

| | At December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Real estate loans: | | |
| One-to-four-family, including loans held for sale | $ 110,925,168 | $ 112,764,226 |
| Multi-family | 18,150,435 | 13,930,737 |
| Commercial | 168,432,417 | 97,809,933 |
| Construction and land | 52,337,453 | 20,775,576 |
| | 349,845,473 | 245,280,472 |
| Consumer: | | |
| Automobile | 1,317,978 | 1,354,949 |
| Home equity | 7,144,922 | 5,119,231 |
| Other | 1,806,881 | 1,296,375 |
| | 10,269,781 | 7,770,555 |
| Commercial business | 78,159,496 | 34,782,808 |
| Total gross loans | 438,274,750 | 287,833,835 |
| Less undisbursed portion of construction loans | (3,401,803) | (859,504) |
| Less deferred loan origination fees, net | (58,974) | (156,940) |
| Less allowance for loan losses | (3,895,246) | (1,897,945) |
| | $ 430,918,727 | $ 284,919,446 |

The loan portfolio includes a concentration of loans in commercial real estate amounting to approximately $168,432,000 and $97,810,000 as of December 31, 2008 and 2007, respectively. The loans are expected to be repaid from cash flows or from proceeds from the sale of selected assets of the borrowers. Credit losses arising from lending transactions with commercial real estate compare favorably with the Company's credit loss experience on its loan portfolio as a whole. The concentration of credit with commercial real estate is taken into consideration by management in determining the allowance for loan losses. The Company's opinion as to the ultimate collectibility of these loans is subject to estimates regarding future cash flows from operations and the value of the property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of borrowers.

On occasion, the Company originates loans secured by single-family dwellings with high loan to value ratios exceeding 90%. The Company does not consider the level of such loans to be a significant concentration of credit as of December 31, 2008 or 2007.

## Note 4. Loans (Continued)

An analysis of the allowance for loan losses follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Balance, beginning | $ 1,897,945 | $ 1,710,247 | $ 428,419 |
| Allowance acquired in business combination | 1,475,876 | - | 911,021 |
| Provision for loan losses | 776,866 | 347,000 | 366,667 |
| Loans charged-off | (271,403) | (163,926) | (1,460) |
| Recoveries | 15,962 | 4,624 | 5,600 |
| Balance, ending | $ 3,895,246 | $ 1,897,945 | $ 1,710,247 |

The acquired allowances were reviewed prior to the acquisitions. The allowances were related to homogeneous loan pools and performing commercial loans. The amount of the allowances that were carried over contained no specific reserves and were related to the loan portfolios for which management had performed an analysis and determined there to be no evidence of deterioration in credit quality.

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and companies in which they have a 10% or more beneficial ownership. In the opinion of management, these loans including the undisbursed commitments are made with substantially the same terms, including interest rate and collateral as those prevailing for comparable transactions with other customers and do not involve more than the normal risk of collectibility. Changes in these loans for the years ended December 31, 2008 and 2007 are summarized as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Balance, beginning of year | $ 11,595,024 | $ 8,736,305 |
| Additions | 1,637,289 | 3,543,800 |
| Repayments | (1,514,021) | (685,081) |
| Balance, end of year | $ 11,718,292 | $ 11,595,024 |

## Note 4. Loans (Continued)

The following table presents data on impaired loans, in accordance with SFAS 114, as amended, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures*, and non-accrual loans:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Impaired loans for which there is a related allowance for loan losses | $ 2,973,652 | $ 2,477,944 |
| Impaired loans for which there is no related allowance for loan losses | 1,679,453 | 980,072 |
| Total impaired loans | $ 4,653,105 | $ 3,458,016 |
| Allowance for loan losses for impaired loans included in the allowance for loan losses | $ 505,942 | $ 257,684 |
| Average recorded investment in impaired loans | $ 5,536,048 | $ 2,870,389 |
| Cash basis income recognized from impaired loans | $ 234,716 | $ 112,539 |
| Loans contractually past due over 90 days and still accruing interest | $ 763,659 | $ 285,459 |
| Loans no longer accruing interest, not included in impaired | $ 2,116,553 | $ 543,388 |
| Loans no longer accruing interest, included in impaired | $ 3,500,954 | $ 2,126,067 |

## Note 5. Property and Equipment

The components of property and equipment are as follows:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Land | $ 1,992,392 | $ 1,206,377 |
| Buildings and improvements | 9,300,394 | 5,900,086 |
| Construction in process | 1,017,514 | 115,866 |
| Furniture and equipment | 1,644,342 | 1,079,812 |
| | 13,954,642 | 8,302,141 |
| Less accumulated depreciation | 1,441,777 | 906,037 |
| | $ 12,512,865 | $ 7,396,104 |

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 amounted to $551,814, $439,542 and $215,870 respectively.

During 2007, the Company began construction of a fourth banking facility in Wood River, Illinois. The project was completed during the second quarter of 2008. Total cost of the building was $2.0 million. Also during 2008, the company began a renovation and addition project to one of its existing facilities in Edwardsville, Illinois with an anticipated completion date during the first quarter of 2009. Total cost of the building renovation is estimated at $1.6 million compared to the $1.0 million incurred at December 31, 2008.

## Note 6. Mortgage Servicing Rights

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were approximately $62,043,000 and $38,011,000 at December 31, 2008 and 2007, respectively.

The fair values of these servicing rights were approximately $658,000 and $404,000, respectively, at December 31, 2008 and 2007. The fair value of servicing rights was determined using a discount rate of 8.00%, prepayment speeds ranging from 1.29% to 3.25%, depending on the stratification of the specific right, ancillary income of $48.00 per loan annually, and incremental cost to service of $42.50 per loan annually. The ancillary income and cost to service assumptions include projected loan defaults.

The following summarizes the activity pertaining to mortgage servicing rights along with the aggregate activity in related valuation allowances:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Balance, beginning | $ 404,441 | $ 412,013 | $ - |
| Balance acquired | 182,615 | - | 385,000 |
| Mortgage servicing rights capitalized | 159,623 | 84,403 | 79,013 |
| Mortgage servicing rights amortized | (89,019) | (53,820) | (52,000) |
| Provision for loss in fair value | - | (38,155) | - |
| Balance, ending | $ 657,660 | $ 404,441 | $ 412,013 |
| Valuation allowances: | | | |
| Balance, beginning | $ 38,155 | $ - | $ - |
| Additions | - | 38,155 | - |
| Reductions | - | - | - |
| Write-downs | - | - | - |
| Balance, ending | $ 38,155 | $ 38,155 | $ - |

Estimated future amortization expense on mortgage servicing rights is as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2009 | $ 135,337 |
| 2010 | 118,382 |
| 2011 | 105,086 |
| 2012 | 99,400 |
| 2013 | 81,550 |
| Thereafter | 117,905 |
| | $ 657,660 |

## Note 7. Core Deposit Intangible

The gross carrying value and accumulated amortization of the core deposit intangible is presented below:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Core deposit intangible | $ 3,258,000 | $ 2,391,000 |
| Accumulated amortization | 1,309,999 | 862,999 |
| | $ 1,948,001 | $ 1,528,001 |

Amortization expense on core deposit intangible for the years ended December 31, 2008, 2007 and 2006 was $447,000, $545,999 and $317,000 respectively.

Estimated future amortization expense on core deposit intangible for the five succeeding fiscal years is as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2009 | $ 467,000 |
| 2010 | 359,000 |
| 2011 | 304,000 |
| 2012 | 281,000 |
| 2013 | 223,000 |

## Note 8. Deposits

Deposits are summarized as follows:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Noninterest bearing | $ 24,994,196 | $ 14,799,051 |
| Interest bearing transaction accounts | 196,566,850 | 74,662,155 |
| Savings | 18,236,020 | 18,353,472 |
| Time | 207,505,852 | 183,380,340 |
| | $ 447,302,918 | $ 291,195,018 |

Included in time deposits is $17.3 million of brokered deposits for the year ended December 31, 2008. There were no brokered deposits for the year ended December 31, 2007.

## Note 8. Deposits (Continued)

Interest expense on deposits is summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Interest bearing transaction accounts | $ 2,710,097 | $ 2,128,613 | $ 635,756 |
| Savings | 300,667 | 538,538 | 672,156 |
| Time | 7,803,254 | 7,806,841 | 4,640,568 |
| | $ 10,814,018 | $ 10,473,992 | $ 5,948,480 |

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $39,055,000 and $23,202,000 at December 31, 2008 and 2007, respectively. Generally, individual deposits in excess of $100,000 are not insured by the FDIC; however, the FDIC is currently insuring individual deposits up to $250,000 through December 31, 2009.

At December 31, 2008, the Company had one major customer from which the total deposits were $86,224,000, or 19.3% of the Company's total deposits compared to $30,163,000 or 10.4% of the Company's total deposits at December 31, 2007.

At December 31, 2008, the scheduled maturities of time deposits are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2009 | $ 140,885,478 |
| 2010 | 24,613,291 |
| 2011 | 15,111,068 |
| 2012 | 22,213,606 |
| 2013 | 4,682,409 |
| | $ 207,505,852 |

## Note 9. Federal Home Loan Bank Advances

Federal Home Loan Bank advances consist of the following:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| 4.33% advance, due March 2008 | - | 2,982,555 |
| 3.43% advance, due January 2009 | 5,000,000 | - |
| 5.96% advance, due February 2009 | 497,381 | 497,092 |
| 2.95% advance, due March 2009 | 452,538 | 452,272 |
| 4.98% advance, due March 2009 | 503,000 | - |
| 5.19% advance, due July 2009 | 1,012,000 | - |
| 5.31% advance, due July 2009 | 6,500,000 | 6,500,000 |
| 4.75% advance, due August 2009 | 303,000 | - |
| 4.62% advance, due October 2009 | 253,000 | - |
| 4.38% advance, due November 2009 | 253,000 | - |
| 3.91% advance, due December 2009 | 251,000 | - |
| 4.95% advance, due March 2010 | 1,529,000 | - |
| 3.27% advance, due April 2010 | 10,000,000 | - |
| 5.17% advance, due June 2010 | 256,000 | - |
| 3.91% advance, due June 2010 | 755,000 | - |
| 5.17% advance, due August 2010 | 256,000 | - |
| 4.90% advance, due September 2010 | 256,000 | - |
| 3.38% advance, due October 2010 | 10,000,000 | - |
| 4.84% advance, due March 2011 | 1,021,000 | - |
| 3.58% advance, due April 2011 | 495,000 | - |
| 4.23% advance, due June 2011 | 753,000 | - |
| 4.25% advance, due July 2011 | 251,000 | - |
| 4.86% advance, due July 2011 | 509,000 | - |
| 3.37% advance, due March 2012 | 5,000,000 | - |
| 3.49% advance, due March 2012 | 486,000 | - |
| 3.59% advance, due April 2012 | 243,000 | - |
| 3.90% advance, due April 2012 | 491,000 | - |
| 3.95% advance, due May 2012 | 246,000 | - |
| 3.71% advance, due January 2013 | 241,000 | - |
| 3.71% advance, due March 2013 | 240,000 | - |
| 3.79% advance, due April 2013 | 482,000 | - |
| 3.90% advance, due May 2013 | 241,000 | - |
| 4.44% advance, due June 2013 | 246,000 | - |
| 4.58% advance, due July 2016 | 946,000 | - |
| | $ 49,967,919 | $ 10,431,919 |

At December 31, 2008, in addition to FHLB stock, eligible residential real estate loans totaling approximately $107,499,000 were pledged to the FHLB to secure advances outstanding compared to $87,299,000 at December 31, 2007.

## Note 10. Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The balance of our securities sold under agreements to repurchase fluctuates based upon our customers' needs and activity. The Company has one significant customer whose balances fluctuate on a regular basis. Due to the nature of this customer's business, large fluctuations in its accounts are a normal occurrence. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

## Note 11. Subordinated Debentures

The financial statements also include the following wholly-owned entity on a deconsolidated basis, First Clover Leaf Statutory Trust I. The sole asset of this trust is junior subordinated deferrable interest debentures. Clover Leaf issued $4.0 million in May 2005 in cumulative trust preferred securities through this newly formed special-purpose trust. The proceeds of the offering were invested by the trust in junior subordinated debentures of Trust I. Distributions are cumulative and are payable at a fixed rate of 6.08% for 5 years and then adjusted quarterly at a variable rate of 1.85% over the 3 month LIBOR rate, per annum of the stated liquidation amount of $1,000 per preferred security. The obligations of the trust are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The trust preferred securities for Trust I are mandatorily redeemable upon the maturity of the debentures in May 2025, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning in May 2010. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company's indebtedness and senior to the Company's capital stock. For regulatory purposes, the trust preferred securities qualify as Tier I capital subject to certain provisions. In conjunction with the Acquisition on July 10, 2006, a market value adjustment of ($223,000) was recorded.

## Note 12. Income Taxes

Allocation of federal and state income taxes between current and deferred portions is as follows:

| | Year Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| Federal: | | | |
| Current | $ 1,036,600 | $ 1,654,374 | $ 961,515 |
| Deferred | 225,000 | (370,505) | (50,000) |
| | 1,261,600 | 1,283,869 | 911,515 |
| State: | | | |
| Current | 165,925 | 230,790 | 125,000 |
| Deferred | 58,000 | (96,009) | (10,000) |
| | 223,925 | 134,781 | 115,000 |
| | $ 1,485,525 | $ 1,418,650 | $ 1,026,515 |

The Company's income tax expense differed from the maximum statutory federal rate of 35% as follows:

| | Year Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| Expected income taxes | $ 1,465,786 | $ 1,338,679 | $ 1,002,108 |
| Income tax effect of: | | | |
| State taxes, net of federal income tax benefit | 145,688 | 87,337 | 74,750 |
| Tax exempt interest | (86,067) | (48,254) | (31,048) |
| Income taxed at lower rates | (41,880) | (38,248) | (26,852) |
| Other | 1,998 | 79,136 | 7,557 |
| | $ 1,485,525 | $ 1,418,650 | $ 1,026,515 |

## Note 12. Income Taxes (Continued)

The tax effects of principal temporary differences are shown in the following table:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 1,445,885 | $ 685,337 |
| Deferred compensation | 230,568 | 211,365 |
| ESOP expense | 49,910 | 43,305 |
| Accrued expenses | 44,299 | 60,191 |
| Purchase accounting adjustments for: | | |
| Loans | 117,799 | 264,859 |
| Securities | 314,191 | 82,533 |
| Time deposits | 82,270 | - |
| Other | 307 | 14,430 |
| | 2,285,229 | 1,362,020 |
| Deferred tax liabilities: | | |
| Federal Home Loan Bank stock | (627,506) | (584,705) |
| Core deposit intangible | (740,240) | (580,640) |
| Mortgage servicing rights | (249,911) | (153,688) |
| Unrealized gain on securities available for sale | (702,240) | (143,219) |
| Purchase accounting adjustments for: | | |
| Premises and equipment | (308,864) | (314,972) |
| Federal Home Loan Bank advances | (14,060) | (8,740) |
| Subordinated debentures | (43,265) | (60,010) |
| Time deposits | - | (7,030) |
| Deferred loan costs, net | (29,423) | (59,952) |
| Premises and equipment | (133,979) | (138,381) |
| | (2,849,488) | (2,051,337) |
| Net deferred tax liabilities | $ (564,259) | $ (689,317) |

Retained earnings at December 31, 2008 and 2007 include approximately $3,044,000 of the tax bad debt reserve which accumulated prior to 1988, for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $1,157,000 at December 31, 2008 and 2007. Management has determined that the probability of recapturing the reserve is not sufficient to record a liability in accordance with FIN 48; therefore, no disclosure is necessary.

## Note 13. Employee Benefits

In 2006, the Company adopted a 401k plan and profit sharing defined contribution plan covering substantially all of its employees. The contribution to the plan for the profit sharing contribution is determined by the Board of Directors. The Company contributed $65,535, $89,638 and $59,051 to the plan for the profit sharing contribution for the years ended December 31, 2008, 2007 and 2006, respectively. The 401k component of the plan allows participants to defer a portion of their compensation up to 50%. Such deferral accumulates on a tax deferred basis until the employee withdraws the funds. The Company matches the employee contributions for the 401k plan up to 2% of compensation. Total expense recorded for the Company's match for the 401k plan was $40,895, $29,266 and $58,165 for the years ended December 31, 2008, 2007 and 2006, respectively.

As a result of the Acquisition on July 10, 2006, certain directors participate in a deferred compensation agreement. The Bank accrues the liability for these agreements based on the present value of the amount the director is currently eligible to receive. The Company recorded expenses of $23,736, $25,923 and $15,823 in 2008, 2007 and 2006, respectively, related to these agreements. At December 31, 2008 and 2007, the Bank had a recorded liability in the amount of $621,418 and $573,071, respectively, for these plans.

The Company has an employee stock ownership plan (ESOP) that covers substantially all employees who have attained the age of 21 and completed one year of service. The Clover Leaf Financial Corp. employees became eligible to participate in the plan on January 1, 2007. In connection with the stock offering in 2004, the Company loaned funds to the ESOP for the purchase of the Company's common stock at the initial public offering at $10.00 per share. The Company loan is being repaid with level annual payments of $70,318 over 20 years beginning December 31, 2004. All shares are held in a suspense account for allocation among the participants as the loan is repaid. Shares are released for allocation to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the note. Shares released from the suspense account are allocated among the participants based upon their pro rata annual compensation. The purchase of shares by the ESOP was recorded by the Company as unearned ESOP shares in a contra equity account. As ESOP shares are committed to be released to compensate employees, the contra equity account is reduced and the Company recognizes compensation expense equal to the average fair market value of the shares committed to be released. Compensation expense of $75,606, $93,361 and $88,062 was incurred for the years ended December 31, 2008, 2007 and 2006, respectively.

Dividends on unallocated ESOP shares, together with Company contributions, are used by the ESOP to repay principal and interest on the outstanding note.

The following table reflects the shares held by the plan at December 31, 2008 and 2007:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Unallocated shares (fair value at December 31, 2008 and 2007 of $875,027 and $1,302,999 respectively) | 127,555 | 136,059 |
| Allocated shares | 43,204 | 34,700 |
| | 170,759 | 170,759 |

## Note 14. Capital Ratios

The Company's primary source of funds is dividends received from the Bank. By regulation, the Bank is prohibited from paying dividends that would reduce regulatory capital below a specific percentage of assets, without regulatory approval. As a practical matter, dividends distributed by the Bank are restricted to amounts that maintain prudent capital levels. The Bank's capital level did decrease in 2008 due to a $28.0 million dividend paid to the holding company from First Clover Leaf Bank, which was offset by capital acquired from the Partners acquisition. However, the Bank continues to be considered well capitalized.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tangible and Tier I capital (as defined by the regulations) to tangible assets (as defined), total and Tier I capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are presented in the following table.

| | Actual | | For Capital Adequacy Purposes | | To be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | 2008 | | | |
| Tangible Capital to Tangible Assets | $ 52,928,000 | 8.45% | $ 9,393,000 | 1.50% | N/A | N/A |
| Tier I Capital to Adjusted Total Assets | $ 52,928,000 | 8.45% | $ 25,048,000 | 4.00% | $ 31,310,000 | 5.00% |
| Tier I Capital to Risk Weighted Assets | $ 52,928,000 | 12.59% | N/A | N/A | $ 25,216,000 | 6.00% |
| Total Capital to Risk Weighted Assets | $ 55,351,000 | 13.17% | $ 33,621,000 | 8.00% | $ 42,026,000 | 10.00% |
| | | | 2007 | | | |
| Tangible Capital to Tangible Assets | $ 66,519,000 | 16.97% | $ 5,880,000 | 1.50% | N/A | N/A |
| Tier I Capital to Adjusted Total Assets | $ 66,519,000 | 16.97% | $ 15,680,000 | 4.00% | $ 19,600,000 | 5.00% |
| Tier I Capital to Risk Weighted Assets | $ 66,519,000 | 23.32% | N/A | N/A | $ 17,113,000 | 6.00% |
| Total Capital to Risk Weighted Assets | $ 67,450,000 | 23.65% | $ 22,817,000 | 8.00% | $ 28,521,000 | 10.00% |

## Note 15. Commitments, Contingencies and Credit Risk

The Company and the Bank could be a party to legal actions which are in the normal course of business activities. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the financial position or the results of operations of the Company.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in addition to the amounts recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the notional or contractual amounts of financial instruments, primarily variable rate, with off-balance-sheet risk follows:

| | Variable Rate Commitment | Fixed Rate Commitment | Total Commitment | Range of Rates on Fixed Rate Commitment |
|---|---|---|---|---|
| | | 2008 | | |
| Commitments to extend credit | $ 30,799,132 | $ 22,645,005 | $ 53,444,137 | 2.00% - 18% |
| Standby letters of credit | $ 227,929 | $ 4,032,980 | $ 4,260,909 | 3.25% - 9.25% |
| | | 2007 | | |
| Commitments to extend credit | $ 25,421,806 | $ 16,928,883 | $ 42,350,689 | 4.99% - 18.0% |
| Standby letters of credit | $ 2,574,488 | $ 2,361,000 | $ 4,935,488 | 6.0% - 9.25% |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities of customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The Bank holds collateral, which may include accounts receivables, inventory, property and equipment, income producing properties, supporting those commitments if deemed necessary. In the event, the customer does not perform in accordance with the terms of the agreement with the third party; the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2008 and 2007, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

The Company does not engage in the use of interest rate swaps, futures, forwards, or option contracts.

## Note 16. Fair Value of Financial Instruments

SFAS 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. Fair value is determined under the framework established by SFAS 157. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following information presents estimated fair values of the Company's financial instruments as of December 31, 2008 and 2007 and the methods and assumptions used to estimate those fair values.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate fair values.

Interest-earning time deposits: Due to the short term nature of these deposits, generally three months or less, the carrying amounts of these deposits approximate fair values.

Securities available for sale: When available, quoted market prices are used to determine the fair value of investment securities and such items are classified within Level 1 of the fair value hierarchy. An example is U.S. Treasury securities. For other securities, the Company determines fair value based on various sources and may apply matrix pricing with observable prices for similar bonds where a price for the identical bond is not observable. Securities measured at fair value by such methods are classified as Level 2.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans including loans held for sale are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for non-performing loans that are collateral dependent have been written down to their fair value, less costs to sell through the establishment of specific reserves or by recording charge-offs when the carrying value exceeds the fair value. Valuation techniques consistent with the market approach, income approach, and/or cost approach were used to measure fair value and primarily included observable inputs for the individual non-performing loans being evaluated such as recent sales of similar assets or observable market data for operational or carrying costs. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits (savings) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank advances: The fair value of variable rate Federal Home Loan Bank advances approximate carrying value. The fair value of fixed rate Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on current rates for similar advances.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreements to repurchase approximate fair value.

## Note 16. Fair Value of Financial Instruments (Continued)

Subordinated debentures: The fair value of fixed rate trust preferred debentures are estimated using discounted cash flow analyses based on current rates for similar advances.

The estimated fair values and related carrying or notional amounts of the Company's financial instruments are as follows:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 67,135,384 | $ 67,135,384 | $ 37,084,575 | $ 37,084,575 |
| Interest-earning time deposits | 5,210,461 | 5,210,461 | 10,048,058 | 10,048,058 |
| Securities | 103,567,578 | 103,567,578 | 54,150,008 | 54,150,008 |
| Federal Home Loan Bank stock | 6,306,273 | 6,306,273 | 5,603,773 | 5,603,773 |
| Loans, net | 430,918,727 | 437,952,913 | 284,919,446 | 282,630,048 |
| Accrued interest receivable | 2,461,320 | 2,461,320 | 1,756,954 | 1,756,954 |
| Financial liabilities: | | | | |
| Non-interest bearing deposits | 24,994,196 | 24,994,196 | 14,799,051 | 14,799,051 |
| Interest bearing deposits | 422,308,722 | 424,696,738 | 276,395,967 | 276,944,892 |
| Federal Home Loan Bank advances | 49,967,919 | 50,673,734 | 10,431,919 | 10,503,123 |
| Securities sold under agreement to repurchase | 55,103,313 | 55,103,313 | 15,893,350 | 15,893,350 |
| Subordinated debentures | 3,886,144 | 3,957,709 | 3,842,080 | 3,820,081 |
| Accrued interest payable | 1,245,555 | 1,245,555 | 1,107,781 | 1,107,781 |

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

## Note 17. Fair Value Measurements

Effective January 1, 2008, the Company determines the fair market values of its financial instruments based on the fair value hierarchy established in SFAS No. 157, which requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. The Company carries its available-for-sale securities and its loans held-for-sale at fair value.

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived from or corroborated by market data by correlation or other means. Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

## Note 17. Fair Value Measurements (Continued)

Assets and liabilities measured at fair value on a recurring basis segregated by fair value hierarchy level during the period ended December 31, 2008 are summarized below:

| Assets: | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| Securities available-for-sale | $ - | $ 103,567,578 | $ - | $ 103,567,578 |

Assets and liabilities measured at fair value on a nonrecurring basis by fair value hierarchy level during the period ended December 31, 2008 are summarized below:

| | (Level 1) | (Level 2) | (Level 3) | Total |
|---|---|---|---|---|
| Impaired loans | $ - | $ 4,653,105 | $ - | $ 4,653,105 |

Impaired loans that are collateral dependent have been written down to their fair value, less costs to sell, of $4.7 million through the establishment of specific reserves or by recording charge-offs when the carrying value exceeds the fair value. Valuation techniques consistent with the market approach, income approach, and/or cost approach were used to measure fair value and primarily included observable inputs for the individual impaired loans being evaluated such as recent sales of similar assets or observable market data for operational or carrying costs. In cases where such inputs were unobservable, the loan balance is reflected within the Level 3 hierarchy.

## Note 18. Liquidation Account

As required by current regulations, a liquidation account in the amount of $20.7 million was established in conjunction with the Conversion.

As a result, each eligible account holder or supplemental account holder will be entitled to a proportionate share of this account in the unlikely event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the eligible account holder's or supplemental account holder's deposit balance falls below the amounts on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after Conversion in the related deposit balance. The Bank may not declare, pay a dividend on, or repurchase any of its capital stock of the Bank, if the effect thereof would cause retained earnings to be reduced below the liquidation account amount or regulatory capital requirements. Due to various natural events, such as death, relocation, and general attrition of accounts, the balance in the liquidation account has been reduced to $5.4 million at December 31, 2008.

## Note 19. Condensed Financial Statements of Parent Company

Financial information pertaining only to First Clover Leaf Financial Corp. is as follows:

**Balance Sheets**
**December 31, 2008 and 2007**

| | 2008 | 2007 |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ 17,641,151 | $ 4,191,186 |
| Investment securities available for sale | 1,197,852 | 6,083,522 |
| Loans, net | - | 3,000,000 |
| ESOP note receivable | 732,620 | 759,162 |
| Investment in common stock of subsidiary | 77,414,367 | 78,082,832 |
| Other assets | 672,467 | 522,613 |
| Total assets | $ 97,658,457 | $ 92,639,315 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Subordinated debentures | $ 3,886,144 | $ 3,842,080 |
| Accrued interest payable | 35,727 | 18,549 |
| Other liabilities | 79,877 | 97,283 |
| Total liabilities | 4,001,748 | 3,957,912 |
| Stockholders' Equity: | | |
| Common stock | 1,014,212 | 907,403 |
| Additional paid-in-capital | 81,339,895 | 71,039,791 |
| Retained earnings | 23,230,811 | 22,522,223 |
| Accumulated other comprehensive income | 1,195,673 | 242,750 |
| Unearned ESOP shares | (658,856) | (645,318) |
| Treasury stock, at cost | (12,465,026) | (5,385,446) |
| | 93,656,709 | 88,681,403 |
| Total liabilities and stockholders' equity | $ 97,658,457 | $ 92,639,315 |

## Note 19. Condensed Financial Statements of Parent Company (Continued)

**Condensed Statements of Income**
**For the Years Ended December 31, 2008, 2007 and 2006**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Dividends from subsidiary | $ 28,000,000 | $ - | $ - |
| Interest income | 268,345 | 348,902 | 352,703 |
| | 28,268,345 | 348,902 | 352,703 |
| Interest expense | 298,982 | 298,029 | 149,171 |
| Other income (loss) | 1,627 | 1,832 | (446) |
| Operating expenses | 329,544 | 426,256 | 391,309 |
| Income (loss) before income taxes and equity in undistributed net income of subsidiary | 27,641,446 | (373,551) | (188,223) |
| Applicable income taxes | (136,300) | (142,000) | (71,600) |
| Income (loss) before equity in undistributed net income of subsidiary | 27,777,746 | (231,551) | (116,623) |
| Equity in undistributed (distributions in excess of) net income of subsidiary | (25,075,312) | 2,637,699 | 1,953,274 |
| Net income | $ 2,702,434 | $ 2,406,148 | $ 1,836,651 |

## Note 19. Condensed Financial Statements of Parent Company (Continued)

**Condensed Statements of Cash Flows**
**For the Years Ended December 31, 2008, 2007 and 2006**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Cash Flows from Operating Activities: | | | |
| Net income | $ 2,702,434 | $ 2,406,148 | $ 1,836,651 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed (distributions in excess of) net income of subsidiary, net of dividends | (2,924,688) | (2,637,699) | (1,953,274) |
| Amortization of premiums and discounts on securities | (11,273) | 14,025 | 1,511 |
| Premiums and discounts on subordinated debentures | 44,064 | 44,064 | 21,016 |
| Increase in other assets | (149,854) | (78,475) | (81,412) |
| Increase in accrued interest payable | 17,178 | 3,226 | 15,323 |
| Increase (decrease) in other liabilities | 53,367 | (33,205) | 7,845 |
| Net cash used in operating activities | (268,772) | (281,916) | (152,340) |
| Cash Flows from Investing Activities: | | | |
| Purchases of available for sale securities | - | (3,575,000) | - |
| Proceeds from calls and maturities of available for sale securities | 4,875,000 | 2,900,000 | 400,000 |
| Loans purchased (repaid), net | 3,000,000 | (2,000,000) | (1,000,000) |
| Capital contributed to subsidiary | - | - | (20,074,600) |
| Dividend received from subsidiary | 28,000,000 | - | - |
| Cash paid in acquisition, net | (13,109,379) | - | (4,751,648) |
| Net cash flows provided by (used in) investing activities | 22,765,621 | (2,675,000) | (25,426,248) |
| Cash Flows from Financing Activities: | | | |
| Repayment of ESOP loan | 26,542 | 22,680 | 23,258 |
| Issuance of common stock, net | - | - | 40,144,878 |
| Purchase of treasury stock | (7,079,580) | (5,385,446) | - |
| Dividends | (1,993,846) | (2,096,752) | (1,474,908) |
| Net cash flows provided by (used in) financing activities | (9,046,884) | (7,459,518) | 38,693,228 |
| Net increase (decrease) in cash and cash equivalents | 13,449,965 | (10,416,434) | 13,114,640 |
| Cash and Cash Equivalents: | | | |
| Beginning of year | 4,191,186 | 14,607,620 | 1,492,980 |
| End of year | $ 17,641,151 | $ 4,191,186 | $ 14,607,620 |

## Note 20. Selected Quarterly Financial Data (Unaudited)

The results of operations by quarter for the years ended December 31, 2008 and 2007 were as follows:

| | Year Ended December 31, 2008 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Interest income | $ 5,857,303 | $ 5,651,163 | $ 5,776,450 | $ 7,401,186 |
| Interest expense | 3,163,059 | 2,894,376 | 2,923,872 | 3,463,675 |
| | 2,694,244 | 2,756,787 | 2,852,578 | 3,937,511 |
| Provisions for loan losses | 170,833 | 186,033 | 145,000 | 275,000 |
| | 2,523,411 | 2,570,754 | 2,707,578 | 3,662,511 |
| Other income | 150,266 | 214,866 | 228,215 | 215,869 |
| Other expenses | 1,747,324 | 1,884,096 | 1,923,033 | 2,531,058 |
| Income before income taxes | 926,353 | 901,524 | 1,012,760 | 1,347,322 |
| Income taxes | 351,900 | 307,625 | 367,300 | 458,700 |
| Net Income | $ 574,453 | $ 593,899 | $ 645,460 | $ 888,622 |
| Basic earnings per share | $ 0.07 | $ 0.07 | $ 0.08 | $ 0.11 |
| Diluted earnings per share | $ 0.07 | $ 0.07 | $ 0.08 | $ 0.11 |

| | Year Ended December 31, 2007 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Interest income | $ 5,505,616 | $ 5,537,508 | $ 5,648,410 | $ 5,709,467 |
| Interest expense | 2,871,948 | 2,888,922 | 3,085,987 | 3,237,210 |
| | 2,633,668 | 2,648,586 | 2,562,423 | 2,472,257 |
| Provisions for loan losses | 45,000 | 76,000 | 134,000 | 92,000 |
| | 2,588,668 | 2,572,586 | 2,428,423 | 2,380,257 |
| Other income | 129,237 | 133,250 | 195,497 | 167,775 |
| Other expenses | 1,643,204 | 1,722,783 | 1,694,918 | 1,709,990 |
| Income before income taxes | 1,074,701 | 983,053 | 929,002 | 838,042 |
| Income taxes | 386,750 | 367,800 | 339,400 | 324,700 |
| Net Income | $ 687,951 | $ 615,253 | $ 589,602 | $ 513,342 |
| Basic earnings per share | $ 0.08 | $ 0.07 | $ 0.07 | $ 0.05 |
| Diluted earnings per share | $ 0.08 | $ 0.07 | $ 0.07 | $ 0.05 |

## Note 21. Subsequent Event

The FDIC imposes an assessment against financial institutions for deposit insurance. This assessment is based on the risk category of the institution and currently ranges from 5 to 43 basis points of the institution's deposits. On February 27, 2009, the FDIC issued a final rule that increases the current deposit insurance assessment rates to a range from 12 to 45 basis points beginning April 1, 2009. Additionally, the FDIC has issued an interim rule that would impose a special 20 basis points assessment on deposits as of June 30, 2009, which would be paid on September 30, 2009. The increase in the assessment rates and the special assessment will increase our expenses.

McGladrey & Pullen

Certified Public Accountants

**Report of Independent Registered Public Accounting Firm on the Supplementary Information**

To the Board of Directors
First Clover Leaf Financial Corp. and Subsidiary
Edwardsville, Illinois

Our audit as of and for the year ended December 31, 2008 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating information is presented for additional analysis of the basic consolidated financial statements rather than to present the financial position and results of operations of the individual entities. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Champaign, Illinois
March 13, 2009

**First Clover Leaf Financial Corp. and Subsidiary**

**Consolidating Balance Sheet Information**
**December 31, 2008**

| | First Clover Leaf Bank | First Clover Leaf Financial Corp. | Eliminations | Consolidated First Clover Leaf Financial Corp. and Subsidiary |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and due from banks | $ 19,290,559 | $ 17,641,151 | $ (17,641,151) | $ 19,290,559 |
| Interest-earning deposits | 13,562,730 | - | - | 13,562,730 |
| Federal funds sold | 34,282,095 | - | - | 34,282,095 |
| **Total cash and cash equivalents** | 67,135,384 | 17,641,151 | (17,641,151) | 67,135,384 |
| Interest-earning time deposits | 5,210,461 | - | - | 5,210,461 |
| Securities available for sale | 102,369,726 | 1,197,852 | - | 103,567,578 |
| Federal Home Loan Bank stock | 6,306,273 | - | - | 6,306,273 |
| Loans, net of allowance for loan losses | 430,678,727 | - | - | 430,678,727 |
| Loans held for sale | 240,000 | - | - | 240,000 |
| Note receivable - ESOP | - | 732,620 | (732,620) | - |
| Investment in subsidiary | - | 77,414,367 | (77,414,367) | - |
| Property and equipment, net | 12,512,865 | - | - | 12,512,865 |
| Accrued interest receivable | 2,455,100 | 6,220 | - | 2,461,320 |
| Goodwill | 20,685,323 | - | - | 20,685,323 |
| Core deposit intangible | 1,948,001 | - | - | 1,948,001 |
| Foreclosed Assets | 632,796 | - | - | 632,796 |
| Mortgage servicing rights | 657,660 | - | - | 657,660 |
| Other assets | 622,159 | 666,247 | - | 1,288,406 |
| **Total assets** | $ 651,454,475 | $ 97,658,457 | $ (95,788,138) | $ 653,324,794 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Liabilities: | | | | |
| Deposits: | | | | |
| Noninterest bearing | $ 42,635,347 | $ - | $ (17,641,151) | $ 24,994,196 |
| Interest bearing | 422,308,722 | - | - | 422,308,722 |
| **Total deposits** | 464,944,069 | - | (17,641,151) | 447,302,918 |
| Federal Home Loan Bank advances | 49,967,919 | - | | 49,967,919 |
| Securities sold under agreements to repurchase | 55,103,313 | - | - | 55,103,313 |
| Subordinated debentures | - | 3,886,144 | - | 3,886,144 |
| Accrued interest payable | 1,209,828 | 35,727 | - | 1,245,555 |
| Note payable ESOP | 732,620 | - | (732,620) | - |
| Other liabilities | 2,082,359 | 79,877 | - | 2,162,236 |
| **Total liabilities** | 574,040,108 | 4,001,748 | (18,373,771) | 559,668,085 |
| Stockholders' Equity: | | | | |
| Preferred stock | - | - | - | - |
| Common stock | 10 | 1,014,212 | (10) | 1,014,212 |
| Additional paid-in capital | 55,751,233 | 81,339,895 | (55,751,233) | 81,339,895 |
| Retained earnings | 21,126,733 | 23,230,811 | (21,126,733) | 23,230,811 |
| Accumulated other comprehensive income | 1,195,247 | 1,195,673 | (1,195,247) | 1,195,673 |
| Unearned Employee Stock Ownership Plan shares | (658,856) | (658,856) | 658,856 | (658,856) |
| Treasury stock, at cost | - | (12,465,026) | - | (12,465,026) |
| **Total stockholders' equity** | 77,414,367 | 93,656,709 | (77,414,367) | 93,656,709 |
| **Total liabilities and stockholders' equity** | $ 651,454,475 | $ 97,658,457 | $ (95,788,138) | $ 653,324,794 |

**First Clover Leaf Financial Corp. and Subsidiary**

**Consolidating Statement of Income Information**
**For the Year Ended December 31, 2008**

| | First Clover Leaf Bank | First Clover Leaf Financial Corp. | Eliminations | Consolidated First Clover Leaf Financial Corp. and Subsidiary |
|---|---|---|---|---|
| Interest and dividend income: | | | | |
| Interest and fees on loans | $ 20,797,683 | $ 81,869 | $ (55,190) | $ 20,824,362 |
| Securities: | | | | |
| Taxable interest income | 2,630,530 | 183,705 | - | 2,814,235 |
| Nontaxable interest income | 271,419 | - | - | 271,419 |
| FHLB dividends | - | - | - | - |
| Interest-earning deposits, federal funds sold, and other | 773,335 | 2,771 | (20) | 776,086 |
| **Total interest and dividend income** | 24,472,967 | 268,345 | (55,210) | 24,686,102 |
| Interest expense: | | | | |
| Deposits | 10,814,038 | - | (20) | 10,814,018 |
| Federal Home Loan Bank advances | 958,422 | - | - | 958,422 |
| Securities sold under agreements to repurchase | 373,560 | - | - | 373,560 |
| Subordinated debentures | - | 298,982 | - | 298,982 |
| **Total interest expense** | 12,146,020 | 298,982 | (20) | 12,444,982 |
| **Net interest income (loss)** | 12,326,947 | (30,637) | (55,190) | 12,241,120 |
| Provision for loan losses | 776,866 | - | - | 776,866 |
| **Net interest income (loss) after provision for loan losses** | 11,550,081 | (30,637) | (55,190) | 11,464,254 |
| Other income: | | | | |
| Service fees on deposit accounts | 245,221 | - | - | 245,221 |
| Other service charges and fees | 190,537 | - | - | 190,537 |
| Loan servicing fees | 117,970 | - | - | 117,970 |
| Gain on sale of loans | 240,923 | - | - | 240,923 |
| Other | 12,938 | 1,627 | - | 14,565 |
| | 807,589 | 1,627 | - | 809,216 |
| Other expenses: | | | | |
| Compensation and employee benefits | 3,650,244 | 46,728 | (55,190) | 3,641,782 |
| Occupancy expense | 1,097,578 | - | - | 1,097,578 |
| Data processing services | 479,275 | - | - | 479,275 |
| Director fees | 245,550 | - | - | 245,550 |
| Professional fees | 381,654 | 198,066 | - | 579,720 |
| Amortization of core deposit intangible | 447,000 | - | | 447,000 |
| Amortization of mortgage servicing rights | 89,019 | | | 89,019 |
| Other | 1,420,837 | 84,750 | - | 1,505,587 |
| | 7,811,157 | 329,544 | (55,190) | 8,085,511 |
| **Income (loss) before income taxes** | 4,546,513 | (358,554) | - | 4,187,959 |
| Income taxes | 1,621,825 | (136,300) | - | 1,485,525 |
| **Net income (loss)** | $ 2,924,688 | $ (222,254) | $ - | $ 2,702,434 |

**Market for Common Stock**

First Clover Leaf Financial Corp.'s common stock trades on the Nasdaq Capital Market under the trading symbol "FCLF."

The following table sets forth the high and low trading prices for shares of our common stock and cash dividends paid per share for the periods indicated. As of December 31, 2008, there were 8,793,753 shares of our common stock issued and outstanding held by approximately 790 holders of record.

We expect that, subject to regulatory requirements and our financial condition and results of operations, quarterly dividends will continue to be paid in the future. See Note 14 to our Consolidated Financial Statements for information on regulatory restrictions on the payment of dividends.

| Year Ended December 31, 2008 | High | Low | Dividend Paid Per Share |
|---|---|---|---|
| Fourth quarter | $ 9.00 | $ 6.40 | $ 0.06 |
| Third quarter | 9.23 | 8.20 | 0.06 |
| Second quarter | 10.05 | 8.43 | 0.06 |
| First quarter | 10.50 | 9.55 | 0.06 |

| Year Ended December 31, 2007 | High | Low | Dividend Paid Per Share |
|---|---|---|---|
| Fourth quarter | $ 11.01 | $ 10.00 | $ 0.06 |
| Third quarter | 11.58 | 10.18 | 0.06 |
| Second quarter | 11.42 | 10.45 | 0.06 |
| First quarter | 11.91 | 11.00 | 0.06 |

## STOCKHOLDER INFORMATION

| ANNUAL MEETING | TRANSFER AGENT |
|---|---|
| The Annual Meeting of Stockholders will be held at 4:00 p.m. Illinois time on May 27, 2009 at Sunset Hills Country Club located at 2525 South State Route 157, Edwardsville, Illinois 62025. | Registrar and Transfer Company<br>10 Commerce Drive<br>Cranford, New Jersey 07016<br><br>If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 525-7686. This is the number to call if you require a change of address or need records or information about lost certificates. |
| | |
| **STOCK LISTING** | **ANNUAL REPORT ON FORM 10-K** |
| The Company's Common Stock trades on the Nasdaq Capital Market under the symbol "FCLF." | A copy of the Company's Form 10-K for the year ended December 31, 2008, will be furnished without charge to stockholders as of the record date, upon written request to the Secretary, First Clover Leaf Financial Corp. 6814 Goshen Road, Edwardsville, Illinois 62025. |
| | |
| **SPECIAL COUNSEL** | **INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM** |
| Luse Gorman Pomerenk & Schick, P.C.<br>5335 Wisconsin Avenue, N.W., Suite 400<br>Washington, D.C. 20015 | McGladrey & Pullen, LLP<br>1806 Fox Drive<br>Champaign, Illinois 61820 |

DIRECTORS AND OFFICERS

| DIRECTORS | | OFFICERS |
|---|---|---|
| Joseph Helms<br>*Chairman of the Board*<br>*Semi-retired, Veterinarian,*<br>*Hawthorne Animal Hospital* | Larry W. Mosby<br>*Retired, President & Chief*<br>*Executive Officer*<br>*First Clover Leaf Bank* | Lisa R. Fowler<br>*Senior Vice President and*<br>*Chief Lending Officer* |
| Robert W. Schwartz<br>*Vice Chairman of the Board*<br>*President, Schwartz Ventures* | Gary D. Niebur<br>*Mayor of Edwardsville, Illinois* | Darlene F. McDonald<br>*Senior Vice President and*<br>*Chief Financial Officer* |
| Nina Baird<br>*Retired, Edwardsville*<br>*City Clerk* | Dean Pletcher<br>*Retired, Owner and Operator,*<br>*Pletcher Funeral Home* | Brad Rench<br>*Executive Vice President and*<br>*Chief Operating Officer* |
| Donald Engelke<br>*Senior Vice President,*<br>*First Clover Leaf Bank* | Gerard A. Schuetzenhofer<br>*President, Coldwell Banker Brown*<br>*Realtors/Coldwell Banker*<br>*Commercial Brown Realtors* | |
| Harry Gallatin<br>*Retired, Athletic Director at*<br>*Southern Illinois University-*<br>*Edwardsville* | Joseph Stevens<br>*Owner, Market Basket*<br>*Grocery & Garden Center* | |
| Joseph J. Gugger<br>*Partner, Fastechnology LLC*<br>*Owner, Gugger Group, Inc.* | Dennis M. Terry<br>*President & Chief Executive Officer,*<br>*First Clover Leaf Bank* | |
| Kenneth P. Highlander<br>*President, Ready-Mix Services Inc.* | Dennis E. Ulrich<br>*Managing Principal,*<br>*Scheffel and Company, P.C.* | |

First Clover Leaf Financial Corp.™

We're Better Together.

EQUAL HOUSING LENDER

Member FDIC

| | | | |
|---|---|---|---|
| 6814 Goshen Road<br>Edwardsville, Illinois 62025<br>618-656-6122 | 300 St. Louis Street<br>Edwardsville, Illinois 62025<br>618-656-6200 | 2143 S. State Route 157<br>Edwardsville, Illinois 62025<br>618-656-9900 | 1046 E. Madison St<br>Wood River, IL 62095<br>618-254-8445 |